FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of December, 2002

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURES
1. [Translation in English]
Summary of Semiannual Non-Consolidated Financial Statements for the Year Ending March 31, 2003
2. [Translation in English]
Reference Materials for the Six Months ended September 30, 2002
3. [Translation in English]
Summary of Semiannual Consolidated Financial Statements for the Year Ending March 31, 2003
4. [Translation in English]
News Release (December 3, 2002) — Notice Regarding the Acquisition of the Company’s Treasury Stock
5. [Translation in English]
News Release (December 26, 2002) — Notice Regarding Purchase of the Company’s Treasury Stock in the Market

Information furnished on this form:

1.	[Translation in English]

“Summary of Semiannual Non-Consolidated Financial Statements for the Year Ending March 31, 2003”

2.	[Translation in English]

“Reference Materials for the Six Months ended September 30, 2002”

3.	[Translation in English]

“Summary of Semiannual Consolidated Financial Statements for the Year Ending March 31, 2003”

4.	[Translation in English]

News Release (December 3, 2002)

“Notice Regarding the Acquisition of the Company’s Treasury Stock”

5.	[Translation in English]

News Release (December 26, 2002)

“Notice Regarding Purchase of the Company’s Treasury Stock in the Market”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: January 9, 2003	By: /s/ Kazuhiko Yaguchi

Kazuhiko Yaguchi General Manager , Shareholder Relations & Legal Dept.

Special Note Regarding Forward-looking statements

     This document contains forward-looking statements that are based on the Company’s expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) continuation or intensification of the economic downturn in Japan ; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market ; (3) the extent of further deregulation of the Japanese insurance industry ; (4) occurrence of natural disasters in Japan ; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses ; (6) the price and availability of reinsurance ; (7) the performance of the Company’s investments ; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.

1.     [Translation in English]

November 22, 2002

Summary of Semiannual Non-Consolidated Financial Statements
for the Year Ending March 31, 2003

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited
Code Number:	8752
Stock Exchanges:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange

Headquarters:	Tokyo
(URL http://www.ms-ins.com)
Representative:	Hiroyuki Uemura, President & Director
Contact:	Hiroyuki Takahashi Manager of Financial Accounting Section, Accounting Dept. Phone number 03-3297-6648

The Board of Directors approved the non-consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the “Company”) on the following date: November 22, 2002

Whether or not the system to pay interim dividends has been provided for in the Articles of Incorporation: Not provided.

Whether or not the unit share (tan-gen kabu) system has been adopted by the Company: Provided
(The unit of shares for one vote (1 tan-gen) is 1,000 shares)

1.	Non-consolidated business results for the six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002):

(Notes)(1)	The Company was renamed as of October 1, 2001, as a result of the merger of Mitsui Marine and Fire Insurance Company, Limited (“Mitsui”) and The Sumitomo Marine & Fire Insurance Company, Limited (“Sumitomo”). In order to compare with the business results for the six months ended September 30, 2002, the business results for the six months ended September 30, 2001 are represented, in principle, by the accumulated figures of business results of Sumitomo and Mitsui without any adjustment. The business results for the year ended March 31, 2002 are represented by the accumulated figures of Sumitomo for April 1, 2001 through September 30, 2001 and the Company for April 1, 2001 through March 31, 2002 without any adjustment. (The same shall be applied hereinafter.)

Provided, however, that net income per share, the average number of shares in issue, shareholders’ equity per share and the number of shares issued as at the end of the fiscal year and the semiannual period are represented without accumulating business results of respective companies.

(2)	Any amounts less than the stated unit have been disregarded and ratio is rounded to the nearest whole number. Any negative amounts appear with the mark (-).

(1)	Non-consolidated operating results

									Net income
	Net premiums written				Ordinary profit		Net income		per share

	¥ mil.		%		¥ mil.	%	¥ mil.	%
For the six months ended September 30, 2002	(626,742	)*	(2.8	)*
	619,580		0.6		44,951	71.0	29,927	116.7	¥20.50
For the six months ended September 30, 2001	(609,541	)*	(2.7	)*					Sumitomo ¥10.80
	615,651		2.7		26,294	-2.2	13,813	-25.0	Mitsui ¥8.78

	(1,175,662)		(1.2	)*
	1,187,204		1.2		62,635	11.0	23,607	-13.0	¥14.74

(Notes)

(1)	The average number of shares of common stock in issue:

For the six months ended September 30, 2002:		1,459,740,627	shares
For the six months ended September 30, 2001:	Sumitomo	663,000,418	shares
	Mitsui	757,216,064	shares
For the year ended March 31, 2002:		1,115,620,523	shares

(2)	No accounting change was made during the six months ended September 30, 2002.

(3)	The percentages presented in the column “Net premiums written”, “Ordinary profit” and “Net income” represent an increase or decrease ratio in comparison with the corresponding figures for the corresponding period of the previous business year.

*	The figures presented in parenthesis in the column “Net premiums written” represent the amount after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, and is provided for the purpose of comparison with other companies. Since the relevant amount of this refundable premium is reserved in the underwriting reserves, it has no impact on ordinary profit nor net income for the six months ended September 30, 2002.

(2)	Dividends

	Interim dividend	Annual dividend
	per share	per share

For the six months ended September 30, 2002	—	—
For the six months ended September 30, 2001	—	—

For the year ended March 31, 2002	—	¥7.50

(3)	Non-consolidated financial conditions

			Shareholders’
			equity as a	Shareholders’ equity
	Total assets	Shareholders’ equity	percentage of total	per share
	(¥ mil.)	(¥ mil.)	assets	(¥)

For the six months ended September 30, 2002	6,197,514	1,141,665	18.4%		782.19
For the six months ended September 30, 2001	6,806,571	1,200,440	17.6%	Sumitomo	881.73

				Mitsui	813.30
For the year ended March 31, 2002	6,897,755	1,262,507	18.3%		864.74

(Notes)

(1)	The number of shares of common stock issued:

As of September 30, 2002:		1,459,566,948	shares
As of September 30, 2001:	Sumitomo	663,000,418	shares
	Mitsui	757,216,064	shares
As of March 31, 2002:		1,459,972,121	shares

(2)	The number of treasury stock:

As of September 30, 2002:	20,327,057	shares
As of March 31, 2002:	19,921,884	shares

2.	Non-consolidated operating results forecast for the Year ending March 31, 2003

				Annual dividend per share

	Net premiums written	Ordinary profit	Net income	(Year-end dividend)

	¥ mil.	¥ mil.	¥ mil.
For the year ending March 31, 2003	(1,256,000)*
	1,242,000	66,000	32,000	¥7.50	¥7.50

The estimated net income per share for the year ending March 31, 2003: ¥21.92.

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company to market existing and new insurance products effectively, infringements on intellectual property rights of the Company and the adverse outcome of material litigation.

(Note)	Please refer to page 18 of the original Japanese version with respect to the preconditions and other related matters for the operating results forecast stated above.

*	The figure presented in parenthesis in the column “Net premiums written” represents the amount after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, and is provided for the purpose of comparison with other companies.

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich", which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Semiannual Income and Loss for the Six Months ended September 30, 2002 in comparison with the corresponding Six Months of the Previous Year

	(All amounts are in millions of yen.)

	Periods

	For the six	For the six		Percentage of	For the year
	months ended	months ended		increase or	ended
Accounts	Sep. 30, 2001	Sep. 30, 2002	Fluctuation	decrease %	Mar. 31, 2002

Direct premiums written (including deposit premiums by policyholders)	821,864	829,210	7,345	0.9	1,578,745
Direct premiums written	664,950	681,459	16,508	2.5	1,282,014

Ordinary Income and Expenses Underwriting income	823,081	811,896	-11,184	-1.4	1,681,851
Net premiums written	609,541	626,742	17,201	2.8	1,175,662
Deposit premiums by policyholders	156,914	147,750	-9,163	-5.8	296,730
Underwriting expenses	702,093	680,151	-21,942	-3.1	1,451,341
Net losses paid	305,614	295,341	-10,273	-3.4	623,216
Losses adjustment expenses	29,235	29,194	-40	-0.1	56,853
Commission and brokerage expenses	106,229	109,320	3,090	2.9	207,580
Deposits to policyholders	241,973	228,626	-13,347	-5.5	523,145

Investment income	55,564	44,267	-11,296	-20.3	102,652
Interest and dividend income	68,382	59,884	-8,498	-12.4	129,222
Gain on sale of securities	19,556	15,066	-4,489	-23.0	37,922
Investment expenses	28,550	21,729	-6,821	-23.9	36,422
Loss on sale of securities	659	1,085	425	64.5	2,845
Loss on devaluation of securities	21,263	9,913	-11,350	-53.4	27,125

Operating, general and administrative expenses	122,054	109,400	-12,654	-10.4	234,929
Operating, general and administrative expenses for underwriting	114,202	101,998	-12,203	-10.7	219,808
Other ordinary income and expenses	346	67	-279	-80.7	825

Ordinary profit	26,294	44,951	18,657	71.0	62,635
Underwriting gain	6,388	29,371	22,983	359.8	10,228

Extraordinary Income and Losses
Extraordinary income	13,761	3,287	-10,474	-76.1	12,361
Extraordinary losses	22,172	3,509	-18,663	-84.2	42,739

Extraordinary income and losses	-8,410	-221	8,189	—	-30,377

Income before income taxes	17,883	44,729	26,846	150.1	32,257
Income taxes and inhabitants’ taxes	19,740	22,021	2,281	11.6	16,797
Adjustment of income taxes	-15,670	-7,219	8,451	—	-8,148
Net income	13,813	29,927	16,114	116.7	23,607

Unappropriated retained earnings brought forward from the previous year	16,942	21,827	4,885	28.8	16,942
Reversal of reserve for special depreciation	143	—	-143	-100.0	143
Reversal of reserve for losses on overseas investments, etc.	0	—	-0	-100.0	0
Reversal of reserve for advanced depreciation	4	—	-4	-100.0	4
Reserve for advanced depreciation	60	—	-60	-100.0	60
Adjustment due to merger	—	—	—	—	-40
Unappropriated retained earnings at end of semiannual period (fiscal year)	30,842	51,755	20,912	67.8	40,597

Ratio	%	%			%
Net loss ratio	54.9	51.8			57.8
Net operating expense ratio	36.2	33.7			36.4

(Note)	Underwriting profit = Underwriting income – (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses

“Other income and expenses” includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

•	Net loss ratio = (Net claims paid + Loss adjustment expense) / Net premiums written × 100

•	Net operating expense ratio = (Commission and collection expenses + Operating, general and administrative expenses)/Net premiums written × 100

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich", which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Direct premiums written (including deposit premiums by policyholders)

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months ended			For the year ended
	September 30, 2001			September 30, 2002			March 31, 2002

Accounts	Amount	Increase %	Ratio %	Amount	Increase %	Ratio %	Amount	Increase %	Ratio %

Fire Insurance	127,994	-9.1	15.6	130,070	1.6	15.7	255,832	-5.5	16.2
Hull Insurance	28,843	5.1	3.5	30,039	4.1	3.6	58,534	5.3	3.7
Personal Accident Insurance	180,921	-21.7	22.0	173,797	-3.9	21.0	340,154	-16.0	21.5
Automobile Insurance	296,702	2.5	36.1	301,006	1.5	36.3	582,516	1.3	36.9
Compulsory Automobile Liability Insurance	84,113	1.1	10.2	100,954	20.0	12.2	149,910	0.1	9.5
Other	103,289	2.4	12.6	93,342	-9.6	11.2	191,796	-0.6	12.2

Total	821,864	-5.9	100.0	829,210	0.9	100.0	1,578,745	-4.2	100.0
Deposit premiums by policyholders (inclusive)	156,914	-27.7	19.1	147,750	-5.8	17.8	296,730	-20.5	18.8

Net premiums written

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months ended			For the year ended
	September 30, 2001			September 30, 2002			March 31, 2002

Accounts	Amount	Increase %	Ratio %	Amount	Increase %	Ratio %	Amount	Increase %	Ratio %

Fire Insurance	85,566	4.8	14.0	81,330	-5.0	13.0	161,572	-1.6	13.7
Hull Insurance	24,945	9.5	4.1	24,600	-1.4	3.9	49,827	6.1	4.2
Personal Accident Insurance	66,313	-6.6	10.9	65,380	-1.4	10.4	124,225	-5.0	10.6
Automobile Insurance	295,353	2.6	48.5	299,606	1.4	47.8	580,162	1.4	49.4
Compulsory Automobile Liability Insurance	47,461	2.4	7.8	70,625	48.8	11.3	90,513	3.2	7.7
Other	89,899	7.3	14.7	85,198	-5.2	13.6	169,361	6.1	14.4

Total	609,541	2.7	100.0	626,742	2.8	100.0	1,175,662	1.2	100.0

Net losses paid

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months				For the year ended
	September 30, 2001			ended September 30, 2002				March 31, 2002

			Net loss			Net loss				Net loss
Accounts	Amount	Increase %	ratio %	Amount	Increase %	ratio %	Fluctuation %	Amount	Increase %	ratio %

Fire Insurance	24,522	-10.0	31.2	23,521	-4.1	31.1	-0.1	49,422	-12.7	32.8
Hull Insurance	15,400	34.6	66.3	10,914	-29.1	47.5	-18.8	28,282	13.5	60.1
Personal Accident Insurance	25,727	-2.1	41.9	24,654	-4.2	41.0	-0.9	51,324	-5.6	44.2
Automobile Insurance	162,661	4.2	60.4	159,234	-2.1	58.8	-1.6	334,919	0.1	63.2
Compulsory Automobile Liability Insurance	28,032	-1.1	69.1	30,004	7.0	49.6	-19.5	56,479	-0.3	74.4
Other	49,270	12.1	58.6	47,011	-4.6	58.2	-0.4	102,788	8.8	63.9

Total	305,614	4.2	54.9	295,341	-3.4	51.8	-3.1	623,216	0.3	57.8

(Note 1)	Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

(Note 2)	The refundable premium of the automobile insurance “Modo-Rich” which contains a special clause of premium adjustment and refund at maturity:

For the six months ended September 30, 2001: For the six months ended September 30, 2002: For the year ended March 31, 2002:	¥6,109 million -¥7,161 million ¥11,542 million

Semiannual Balance Sheet

	(All amounts are in millions of yen.)
	Periods

	As of		As of			As of
	September 30, 2001		September 30, 2002			March 31, 2002

Accounts	Amount	Ratio %	Amount	Ratio %	Fluctuation	Amount	Ratio %

(Assets)
Cash on hand and in banks	400,548	5.89	301,681	4.87	-98,866	342,694	4.97
Call loans	—	—	10,000	0.16	10,000	—	—
Monetary claims bought	28,737	0.42	44,058	0.71	15,321	17,774	0.26
Money trust	40,549	0.60	38,411	0.62	-2,138	38,416	0.56
Securities	4,409,796	64.79	4,391,294	70.85	-18,501	4,556,189	66.05
Loans	802,689	11.79	724,973	11.70	-77,716	757,797	10.98
Real property and equipment	329,511	4.84	294,989	4.76	-34,522	306,376	4.44
Other assets	343,104	5.04	356,163	5.75	13,058	334,717	4.85
Customers’ guarantees liability	476,088	6.99	59,641	0.96	-416,446	569,505	8.26
Reserve for bad debts	-24,332	-0.36	-23,685	-0.38	646	-25,707	-0.37
Reserve for losses on investments	-120	-0.00	-13	-0.00	107	-8	-0.00

Total Assets	6,806,571	100.00	6,197,514	100.00	-609,057	6,897,755	100.00

(Liabilities)
Underwriting funds	4,602,961	67.62	4,518,314	72.90	-84,647	4,512,929	65.43
Reserve for outstanding claims	384,525		401,167		16,641	405,463
Underwriting reserves	4,218,435		4,117,147		-101,288	4,107,466
Convertible bonds	104,957	1.54	85,098	1.37	-19,859	85,098	1.23
Other liabilities	172,714	2.54	167,767	2.71	-4,946	150,437	2.18
Accrued retirement benefits	156,637	2.30	159,717	2.58	3,080	163,190	2.37
Accrued bonuses for employees	8,016	0.12	8,022	0.13	6	10,685	0.15
Reserve for loss on sale of loans	2,701	0.04	1,659	0.03	-1,041	1,619	0.02
Reserve for loss on investments in real estate	1,220	0.02	1,220	0.02	—	1,220	0.02
Reserve under the special law	18,106	0.27	20,292	0.33	2,185	20,429	0.30
Price fluctuation reserve	18,106		20,292		2,185	20,429
Deferred tax liabilities	62,728	0.92	34,114	0.55	-28,614	120,132	1.74
Guarantees outstanding	476,088	6.99	59,641	0.96	-416,446	569,505	8.26

Total Liabilities	5,606,131	82.36	5,055,848	81.58	-550,282	5,635,248	81.70

(Shareholders’ Equity)
Capital stock	128,473	1.89	128,476	2.07	2	128,476	1.86
Capital surplus	81,989	1.21	81,991	1.32	2	81,991	1.19
Additional paid-in capital	81,989		81,991		2	81,991
Retained earnings	422,063	6.20	402,871	6.50	-19,191	383,977	5.57
Legal earned reserve	36,040		38,340		2,300	36,040
Voluntary reserve	355,179		312,775		-42,404	307,339
Unappropriated retained earnings	30,842		51,755		20,912	40,597
Unrealized holding gains on securities	567,913	8.34	540,183	8.72	-27,730	679,664	9.85
Treasury stock	—	—	-11,857	-0.19	-11,857	-11,603	-0.17

Total of shareholders’ equity	1,200,440	17.64	1,141,665	18.42	-58,774	1,262,507	18.30

Total Liabilities and Shareholders’ equity	6,806,571	100.00	6,197,514	100.00	-609,057	6,897,755	100.00

Semiannual Statement of Income

	(All amounts are in millions of yen.)
	Periods

	For the six months	For the six months		For the year ended
	ended Sep. 30, 2001	ended Sep. 30, 2002		Mar. 31, 2002
	(April 1, 2001 -	(April 1, 2002 -		(April 1, 2001 -
Accounts	September 30, 2001)	September. 30, 2002)	Fluctuation	March 31 2002)

Ordinary Income and Expenses
Ordinary Income	887,152	850,856	-36,295	1,794,599
Underwriting income	829,191	804,735	-24,456	1,687,961
Net premiums written	615,651	619,580	3,929	1,187,204
Deposit premiums by policyholders	156,914	147,750	-9,163	296,730
Investment in income on deposit premiums, etc.	34,824	33,062	-1,761	71,226
Decrease in reserve for outstanding claims	—	4,296	4,296	—
Decrease in underwriting reserves	21,786	—	-21,786	132,243
Investment income	55,564	44,267	-11,296	102,652
Interest and dividends income	68,382	59,884	-8,498	129,222
Gain on sale of securities	19,556	15,066	-4,489	37,922
Transfer of investment income on deposit premiums, etc.	-34,824	-33,062	1,761	-71,226
Other Ordinary Income	2,396	1,853	-543	3,986

Ordinary Expense	860,858	805,905	-54,953	1,731,964
Underwriting expenses	708,203	672,989	-35,213	1,457,451
Net losses paid	305,614	295,341	-10,273	623,216
Losses adjustment expenses	29,235	29,194	-40	56,853
Commission and brokerage expenses	106,229	109,320	3,090	207,580
Deposits to policyholders	241,973	228,626	-13,347	523,145
Increase in reserve for outstanding claims	3,095	—	-3,095	24,759
Increase in underwriting reserves	20,799	9,680	-11,118	20,799
Investment expenses	28,550	21,729	-6,821	36,422
Loss on sale of securities	659	1,085	425	2,845
Loss on devaluation of securities	21,263	9,913	-11,350	27,125
Operating, general and administrative expenses	122,054	109,400	-12,654	234,929
Other ordinary expenses	2,049	1,786	-263	3,160

Ordinary profit	26,294	44,951	18,657	62,635

Extraordinary Income and Losses
Extraordinary income	13,761	3,287	-10,474	12,361
Decrease in reserve under the special law	1,859	137	-1,722	1,859
Price fluctuation reserve	1,859	137	-1,722	1,859
Other extraordinary income	11,902	3,150	-8,752	10,502
Extraordinary losses	22,172	3,509	-18,663	42,739
Increase in reserve under the special law	389	—	-389	2,712
Price fluctuation reserve	389	—	-389	2,712
Other extraordinary loss	21,783	3,509	-18,274	40,026

Income before income taxes	17,883	44,729	26,846	32,257
Income taxes and inhabitants’ taxes	19,740	22,021	2,281	16,797
Adjustment of income taxes	-15,670	-7,219	8,451	-8,148
Net income	13,813	29,927	16,114	23,607

Unappropriated retained earnings brought forward from the previous year	16,942	21,827	4,885	16,942
Reversal of reserve for special depreciation	143	—	-143	143
Reversal of reserve for losses on overseas investments, etc.	0	—	-0	0
Reversal of reserve for advanced depreciation	4	—	-4	4
Reserve for advanced depreciation	60	—	-60	60
Adjustment due to merger	—	—	—	-40
Unappropriated retained earnings at end of semiannual period (fiscal year)	30,842	51,755	20,912	40,597

Significant Accounting Policies for Semiannual Non-Consolidated Financial Statements

1.	Standard and method of valuation for securities are as follows:

(1)	Trading securities are valued at market value and cost of sales is calculated using the moving average method.

(2)	The held-to-maturity securities are valued at amortized cost.

(3)	Stocks of subsidiaries and affiliate companies are valued at the cost using the moving average method.

(4)	Marketable securities classified as other securities are valued at market value as of the semiannual balance sheet date. Net unrealized holding gains or losses are reported as a separate component of shareholders’ equity, and cost of sales is calculated using the moving average method.

(5)	Non-marketable securities classified as other securities are valued at cost using the moving average method or amortized cost method.

(6)	Securities managed as trust assets and included in the money trust that is independently managed mainly for the purpose of securities investment, is valued at the market value.

2.	Standard and method of valuation for derivative transactions:

Derivative transactions are valued at the market value. Provided, however, that derivative transactions that fulfill requirements for transfer treatments permitted for foreign forward exchanges, etc. are accounted for using treatments and that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

3.	Method of valuation of real property and equipment:

Real property and equipment are mainly depreciated at the declining balance method. Provided, however, that buildings (excluding equipment attached thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

4.	Basis for significant reserves:

(1)	Reserve for bad debts

The reserve for bad debts is provided for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

With respect to receivables from obligors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables from obligors who were deemed highly possible to fall into collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables other than those stated above, reserve is provided for by the amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

The division controlling the respective assets has carried out the appraisal of all assets based on the standards for self-appraisal of assets, the business inspection division independent of the relevant division has inspected the results of the above appraisal and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

(2)	Reserve for losses on investments

To provide for possible future losses on securities, the amount deemed necessary based on the Company’s self-appraisal of assets is provided to reserve for investment loss.

(3)	Accrued retirement benefits

Accrued retirement benefits for employees provide for an amount recognized to be paid as of the end of the semiannual period based on the estimated amount of retirement benefits and the market value of the pension plan assets at the end of the subject semiannual period.

Unrecognized prior service cost is amortized using the straight-line method over the average remaining years of service of employees.

Unrecognized actuarial gains and losses are amortized from the next fiscal year using the straight-line method over periods within the estimated average remaining service years of employees.

(4)	Accrued bonuses for employees

Accrued bonuses for employees are provided on the basis of an estimated amount payable at the end of semiannual period.

(5)	Reserve for loss on sale of loans

The reserve for loss on sale of loans is made in an estimated amount of loss at the end of the semiannual period to provide for possible loss that might be incurred in the future due to a drop in the collateral value of loans sold to Cooperative Credit Purchasing Company, Ltd.

(6)	Reserve for loss on investments in real estate

The reserve for loss on investments is made in an estimated amount of loss at the end of the semiannual period, which is prepared to be paid for possible losses incurred in connection with transactions of real estate investment.

(7)	Price fluctuation reserve

The price fluctuation reserve is made to provide for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the

Insurance Business Law.

5.	Translation standards for assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date. Unrealized translation gain or loss is stated as income or loss.

6.	Accounting for consumption tax, etc.:

Consumption tax, etc. is accounted for under the tax exclusive method except that consumption tax relating to loss adjustment expense, operating, general and administrative expenses is accounted for under the tax inclusive method. Nondeductible consumption tax in respect of assets is included in other assets payments and amortized in equal installments over a period of five years.

7.	Accounting for leases:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

8.	Hedge accounting:

Deferred hedges are applied to share option transactions which are to be entered into in order to hedge risks arising from share price fluctuations in connection with holding of shares. Exceptional treatments of deferred hedges or interest rate swaps are applied to the interest rate swap transactions which are to be entered into in order to hedge risks arising from cash flow fluctuations of loans and bonds due to fluctuations in interest rates.

The effectiveness of hedging is judged every six-month period based on comparisons between hypothetical total of market fluctuations or cash flow fluctuations concerned with the hedging and total market fluctuations and cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Provided, however, that hedging transactions in which it is apparent that a high correlation is recognized between a hedging and the hedging vehicle and hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps, are excluded from hedging effectiveness evaluation.

9.	Matters relating to tax-effect accounting:

Amounts of tax payment and adjustment of income taxes for the semiannual period is calculated at the amount to be paid during the six months ended September 30, 2002, on the basis of reserve and reversal of reserve for losses on overseas investments, reserve for special depreciation and reserve for advanced depreciation and through the method of appropriation of profits scheduled during the business year under review.

Additional Information

1.	Credit derivative transactions were stated according to guaranty of liabilities until the year ended March 31, 2002. However, it has been possible to calculate the reasonable value for the credit derivative transactions from the six months ended September 30, 2002, and such value is stated in the accompanying semiannual balance sheet. As a result, ordinary profit and net income for the six months ended September 30, 2002 decreased by ¥7,470 million, compared with those using the previous calculation method. Further, customers’ guarantees liability and guarantees outstanding decreased by ¥509,782 million, respectively.

2.	“Accounting for treasury stock and reversal of legal reserve” (Corporate Accounting Standards No. 1) has been applied for the six months ended September 30, 2002. This adoption had no impact on income and loss of the six months ended September 30, 2002.

Due to amendments to the Rules for Semiannual Financial Statements, the category of shareholders’ equity of the semiannual financial statements for the six months ended September 30, 2002 has been prepared in accordance with the Rules for the Semiannual Financial Statements, as amended.

Accordingly, treasury stock amounting to ¥13 million, which had previously included in the assets for the six months ended September 30, 2001, has been accounted for as deductions from shareholders’ equity for the six months ended September 30, 2002.

Notes

(Non-consolidated Balance Sheets)

1.		The accumulated amount of depreciation of real property and equipment is ¥274,404 million and the advanced depreciation of real property and equipment is ¥23,043 million.

2.		Temporary payment of consumption tax, etc. and consumption tax, etc. temporarily received are offset and included in other assets.

3.		Assets pledged as collateral comprise securities in an amount of ¥7,530 million.

4.	(1)	Among loans receivables, receivables from obligors who are under collapse of management are ¥59 million and receivables in delay are ¥14,664 million. Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in the obligors.

(2)	Among loans receivables, receivables in arrears for three months or more amounts to ¥860 million.

Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(3)	Among loans receivables, receivables to which eased loan conditions were granted amount to ¥19,234 million.

Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

(4)	Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥34,799 million.

5.	Securities include the loan in the aggregate amount of ¥90,662 million by the agreement of loan for consumption.

6.	The Company has extended guarantees in the amount of ¥16,332 million and ¥34,470 million, respectively, in connection with the insurance underwritten by Mitsui Sumitomo Insurance Company (Europe) Limited and MSI Corporate Capital Limited, subsidiaries of the Company.

7.	The outstanding loan commitments amounts to ¥530 million.

(Statement of Income)

1.	Extraordinary income is comprised of gain on disposal of real property and equipment of ¥2,976 million and reversal of reserve for bad debts of ¥173 million.

2.	“Other” of Extraordinary losses is comprised of costs incurred with the merger of ¥1,713 million, loss on devaluation of buildings of ¥1,013 million due to material drops in market value of buildings and loss on disposal of real property and equipment of ¥781 million.

Lease Transactions

For the six months ended
September 30, 2001
(April 1, 2001 — September 30, 2001)

Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

1.	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:

(Millions of yen)
Acquisition costs
Accumulated depreciation
Net book value
Equipment
5,479
4,236
1,243

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

2.	Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:

Due in one year or less	¥792 million
Due after one year	451 million

Total	¥1,243 million

The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

3.	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥559 million
Depreciation	¥559 million

4.	Method of calculation of depreciation

Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.

For the six months ended
September 30, 2002
(April 1, 2002 — September 30, 2002)

Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

1.	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2002 were as follows:

(Millions of yen)
Acquisition costs
Accumulated depreciation
Net book value
Equipment
2,734
2,311
422

(Note) Same as that for the six months ended September 30, 2001.

2.	Future minimum lease payments outstanding as of September 30, 2002 are summarized as follows:

Due in one year or less	¥302 million
Due after one year	120 million

Total	¥422 million

Same as that for the six months ended September 30, 2001.

3.	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥291 million
Depreciation	¥291 million

4.	Method of calculation of depreciation

Same as that for the six months ended September 30, 2001.

For the year ended March 31, 2002
(April 1, 2001 — March 31, 2002)

Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

1.	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 were as follows:

(Millions of yen)
Acquisition costs
Accumulated depreciation
Net book value
Equipment
2,982
2,266
715

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

2.	Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less	¥473 million
Due after one year	242 million

Total	¥715 million

The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

3.	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥1,424 million
Depreciation	¥1,424 million

4.	Method of calculation of depreciation

Same as that for the six months ended September 30, 2001.

Securities

1.	Information on held-to-maturity debt securities for which market value is available

	(Millions of yen)
	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002

	Carrying	Market	Unrealized	Carrying	Market	Unrealized	Carrying	Market	Unrealized
Types of securities	value	value	gain (loss)	value	value	gain (loss)	value	value	gain (loss)

Foreign securities	1,136	1,478	341	1,136	1,501	364	1,136	1,645	508
Total	1,136	1,478	341	1,136	1,501	364	1,136	1,645	508

2.	Stocks of subsidiaries and affiliate companies for which market value is available: Not applicable.

3.	Information on other securities for which market value is available

	(Millions of yen)
	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002

	Acquisition	Carrying	Unrealized	Acquisition	Carrying	Unrealized	Acquisition	Carrying	Unrealized
Types of securities	costs	value	gain (loss)	costs	value	gain (loss)	costs	value	gain (loss)

Bonds and debentures	1,666,897	1,753,184	86,286	1,735,078	1,806,999	71,920	1,698,155	1,758,798	60,643
Stocks	965,726	1,715,054	749,328	916,810	1,607,429	690,618	933,254	1,840,630	907,375
Foreign securities	667,045	721,303	54,257	663,521	746,091	82,569	650,296	742,902	92,606
Others	34,042	33,159	-882	32,265	31,515	- 749	28,195	28,518	323

Total	3,333,711	4,222,700	888,989	3,347,676	4,192,035	844,358	3,309,902	4,370,850	1,060,948

As of September 30, 2001	As of September 30, 2002	As of March 31, 2002

   The Company recognized impairment losses of ¥15,619 million for other securities for which market value is available.
   Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs.
Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized	The Company recognized impairment losses of ¥8,581 million for other securities for which market value is available.
   Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs.
Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized	The Company recognized impairment losses of ¥21,490 million for other securities for which market value is available.
   Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs.
Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized.

4.	Information on and amount of securities which are not valued at market value:

As of September 30, 2001

(1)	Held-to-maturity debt securities

Transferable deposits of ¥677 million, which are included in cash and bank deposits, and commercial paper of ¥21,030 million, which is included in monetary claims bought on the semiannual balance sheet, are accounted for as the held-to-maturity debt securities.

(2)	Stocks of subsidiaries and affiliate companies

Stocks:	¥35,454 million
Foreign securities:	¥58,163 million
Others:	¥2,161 million

(3)	Other securities

Bonds and debentures:	¥6,908 million
Stocks:	¥38,085 million
Foreign securities:	¥41,152 million
Others:	¥7,632 million

(Note)

Commercial papers, etc., which are treated as monetary claims bought on the semiannual balance sheet, are included in “Other”.

As of September 30, 2002

(1)	Held-to-maturity debt securities

Transferable deposits of ¥47,121 million, which are included in cash and bank deposits, and commercial paper of ¥41,285 million, which is included in monetary claims bought on the semiannual balance sheet, are accounted for as the held-to-maturity debt securities.

(2)	Stocks of subsidiaries and affiliate companies

Stocks:	¥39,377 million
Foreign securities:	¥70,490 million
Others:	¥3,095 million

(3)	Other securities

Bonds and debentures:	¥4,599 million
Stocks:	¥41,308 million
Foreign securities:	¥36,216 million
Others:	¥4,253 million

(Note)

Beneficiary rights for claimable asset fund, which are treated as monetary claims bought on the semiannual balance sheet, are included in “Other”.

As of March 31, 2002

(1)	Held-to-maturity debt securities

Transferable deposits of ¥33,145 million, which are included in cash and bank deposits, and commercial paper of ¥14,808 million, which is included in monetary claims bought on the semiannual balance sheet, are accounted for as the held-to-maturity debt securities.

(2)	Stocks of subsidiaries and affiliate companies

Stocks:	¥36,457 million
Foreign securities:	¥56,946 million
Others:	¥3,338 million

(3)	Other securities

Bonds and debentures:	¥4,599 million
Stocks:	¥41,975 million
Foreign securities:	¥38,026 million
Others:	¥4,135 million

(Note)

Beneficiary rights for claimable asset fund, which are treated as monetary claims bought on the balance sheet, are included in “Other”.

Money Trust

1.	Held-to-maturity money trusts:

Not applicable.

2.	Money trusts other than those that are intended for investment and held-to-maturity:

As of September 30, 2001	As of September 30, 2002	As of March 31, 2002

There are no monetary trusts to be solely invested which are valued by the market value.

The monetary trust intended for joint investment represented as the acquisition costs in the semiannual balance sheet is ¥76 million.	There are no monetary trusts to be solely invested which are valued by the market value.

The monetary trust intended for joint investment represented as the acquisition costs in the semiannual balance sheet is ¥97 million.	There are no monetary trusts to be solely invested which are valued by the market value.

The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1,023 million.

Contract Amount, Market Value and Unrealized Gain(Loss) of Derivative Transactions

		(Millions of Yen)
		As of September 30, 2001			As of September 30, 2002			As of March 31, 2002

Types of		Contract	Market	Unrealized	Contract	Market	Unrealized	Contract	Market	Unrealized
Securities	Types of contracts	Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)

Currency	Forward exchange contracts
	Sales contracts:	30,670	30,839	-168	26,855	27,251	-396	31,849	32,467	-617
	Purchased contracts:	1,019	1,100	80	3,678	3,676	-2	7,002	7,009	7
	Currency option contracts
	Sales contracts:	—	—	—	3,492	1	18	3,021	0	1
		(—)			(19)			(2)
	Purchased contracts:	2,346	83	-15	3,472	2	-34	3,011	159	56
		(99)			(36)			(102)

Interest	Interest option contracts
	Sales contracts:	9,420	70	155	19,720	102	148	8,910	69	156
		(225)			(251)			(225)
	Purchased contracts:	3,000	76	-120	13,500	101	-122	3,000	73	-123
		(196)			(223)			(196)
	Interest swap contracts	65,153	220	220	52,655	192	192	54,166	309	309

Stock	Stock price index futures
	Sales contracts:	—	—	—	—	—	—	1,158	1,110	48
	Stock price index option contracts
	Sales contracts:	—	—	—	450	6	4	3,050	7	44
		(—)			(10)			(51)
	Purchased contracts:	—	—	—	—	—	—	2,700	42	-2
		(—)			(—)			(45)
	Stock price swap contracts	1,840	-94	-94	—	—	—	—	—	—

Bonds	Government bond futures
	Sales contracts:	—	—	—	280	280	-0	—	—	—
	Government bond over-the-counter option contracts
	Sales contracts:	—	—	—	9,333	3	14	7,392	1	16
		(—)			(17)			(18)

Credit	Credit derivatives
	Sales contracts:	—	—	—	533,076	-7,772	-7,772	—	—	—
	Purchased contracts:	—	—	—	23,294	77	77	—	—	—

Other	Weather derivative contracts
	Sales contracts:	65	28	59	30	20	3	9	16	9
		(87)			(24)			(26)
	Purchased contracts:	30	6	-26	1	2	0	6	14	-3
		(33)			(2)			(17)
	Other:	—	152	152	—	408	408	—	614	614
	Natural disaster derivative contracts
	Sales contracts:	130	2	2	170	7	2	190	2	5
		(5)			(10)			(7)
	Economic index derivative contracts
	Sales contracts:	0	21	—	0	—	21	0	7	14
		(21)			(21)			(21)

	Total	113,675	32,507	246	690,010	24,365	-7,436	125,466	41,905	537

(Notes)

1. Figures in parentheses of the above list represent the option premiums.

2. Any derivative transactions, to which the hedge accounting applied, are excluded.

Solvency Margin Ratio

	(Millions of Yen)

	For the six months		For the six months	For the six months
	ended Sep. 30, 2001		ended Sep. 30, 2002	ended March 30, 2002

	Sumitomo	Mitsui	The Company	The Company

(A) Total amount of solvency margins	1,095,106	1,114,811	2,146,534	2,297,119
Total of shareholders’ equity (excluding predetermined outflows from the Company, deferred assets and unrecognized gain or loss on other securities)	309,185	323,292	601,440	571,808
Reserve for price fluctuation	8,143	9,963	20,292	20,429
Reserve for extraordinary risks	244,816	218,638	484,427	462,534
General reserve for bad debts	2,186	8,162	11,170	10,058
Unrecognized gain or loss on other securities (before tax effect deduction)	387,928	412,010	760,822	957,274
Unrecognized gain or loss on land	3,591	35,378	68,125	87,151
Method, etc. of procurement of liability capitals	—	—	—	—
Item of deduction	—	1,170	5,010	1,170
Other	109,254	108,535	205,266	189,032
(B) Total amount of risks R [Square Root] [2] + (R2 + R3) [2] + R4 + R5	188,253	255,707	433,088	429,681
General underwriting risks (R1)	31,929	35,346	68,624	68,579
Expected interest rate risks (R2)	3,449	2,969	5,781	6,017
Asset management risks (R3)	118,155	135,877	253,405	266,251
Operation risks (R4)	4,236	5,620	9,662	9,603
Great disaster risks (R5)	58,290	106,811	155,307	139,304
(B) Solvency margin ratio [(A)/{(B)x1/2}] x 100	1,163.4%	871.9%	991.3%	1,069.2%

(Note)	The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations for the Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

<Solvency margin ratio>

•	While a non-life insurance company has provided for reserves in anticipation of payment of insurance money upon occurrence of insurable contingencies and repayment of deposits to policyholders, etc., it is also required to maintain sufficient solvency in the event of an occurrence of any risk beyond normal expectations, such as disasters of great magnitudes and substantial decline in prices of the assets held by it.

•	Solvency margin ratio (i.e., (C) in the above table) is calculated under the Insurance Business Law, etc. as an indicator representing a ratio of payment surplus, such as capital and reserves, held by a non-life insurance company (i.e., total solvency margins indicated as (A) above) to total amount of risks representing those risks beyond normal expectations (i.e., (B) in the above table).

•	Risks beyond normal expectations is indicated as a total amount of such risks as listed below:

(1)	Underwriting risks: (General underwriting risks)	any such risks involved in insurable contingencies as may occur beyond normal expectations (excluding risks for disasters of great magnitude)
(2)	Risks of expected interest rate: (Expected interest rate risks)	any such risks as may occur due to the actual investment yield on accumulation insurance being below the yield expected at the time of the calculation of the premiums thereon.
(3)	Asset management risks: (Asset management risks)	any such risks as may occur as a result of fluctuating the prices of securities and other assets held being more than normal expectations.
(4)	Operation risks (Operation risks)	any risks other than those referred to in (1) to (3) and (5) above that may occur in the operation of business beyond normal expectations.
(5)	Risks for great disaster (Great disaster risks)	Any risks involved in disasters of great magnitudes (such as the Great Kanto Earthquake, etc.) as may occur beyond normal expectations.

•	“Surplus payment such as capital and reserves held by a non-life insurance company” (i.e., total solvency margins) means a total of capital, reserves (such as reserve for price fluctuations and for extraordinary risks) and part of hidden profit of land.

•	The solvency margin ratio is one of the objective indicators used by the regulatory authorities in their overseeing insurance companies, and if the value of such ratio is 200% or above, the insurance company is judged as adequate in terms of its conditions to meet the ability to pay insurance money, etc.

Information of Loans Receivable under Risk Control

	(Millions of Yen)
	(A)	(B)	Fluctuation	(C)	Fluctuation
	As of Sep. 30, 2001	As of Sep. 30, 2002	(B)-(A)	As of Mar. 31, 2002	(B)-(C)

Receivables from obligors who are under collapse of management	687	59	-627	5,501	-5,441

Receivables in delay	18,621	14,644	-3,976	14,743	-99

Receivables in arrears for three months or more	601	860	258	742	117

Receivables to which eased loan conditions were granted	18,080	19,234	1,154	12,915	6,319

Total	37,991	34,799	-3,191	33,903	896

Ratio to loan balance	4.7%	4.8%	0.1%	4.5%	0.3%

Loan balance (for reference)	802,689	724,973	-77,716	757,797	-32,823

Note: Each of the receivables means as follows:

(1)	Receivables from obligors who are under collapse of management:

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2)	Receivables in delay:

Receivables in delay mean loans receivable other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in the obligors.

(3)	Receivables in arrears for three months or more:

Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4)	Receivables to which eased loan conditions were granted:

Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

The figures not deducting the refundable premium of the automobile insurance “Modo-Rich", which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Semiannual Income and Loss for the Six Months ended September 30, 2002 in comparison with the corresponding Six Months of the Previous Year

	(All amounts are in millions of yen.)
	Periods

	For the six months	For the six months		Percentage of
	ended	ended		increase or	For the year ended
Accounts	Sep. 30, 2001	Sep. 30, 2002	Fluctuation	decrease %	Mar. 31, 2002

	(All amounts are in millions of yen.)
Direct premiums written (including deposit premiums by policyholders)	827,974	822,048	-5,925	-0.7	1,590,288
Direct premiums written	671,060	674,297	3,237	0.5	1,293,557

Ordinary Income and Expenses
Underwriting income	829,191	804,735	-24,456	-2.9	1,687,961
Net premiums written	615,651	619,580	3,929	0.6	1,187,204
Deposit premiums by policyholders	156,914	147,750	-9,163	-5.8	296,730
Underwriting expenses	708,203	672,989	-35,213	-5.0	1,457,451
Net losses paid	305,614	295,341	-10,273	-3.4	623,216
Losses adjustment expenses	29,235	29,194	-40	-0.1	56,853
Commission and brokerage expenses	106,229	109,320	3,090	2.9	207,580
Deposits to policyholders	241,973	228,626	-13,347	-5.5	523,145

Investment income	55,564	44,267	-11,296	-20.3	102,652
Interest and dividend income	68,382	59,884	-8,498	-12.4	129,222
Gain on sale of securities	19,556	15,066	-4,489	-23.0	37,922
Investment expenses	28,550	21,729	-6,821	-23.9	36,422
Loss on sale of securities	659	1,085	425	64.5	2,845
Loss on devaluation of securities	21,263	9,913	-11,350	-53.4	27,125

Operating, general and administrative expenses	122,054	109,400	-12,654	-10.4	234,929
Operating, general and administrative expenses for underwriting	114,202	101,998	-12,203	-10.7	219,808

Other ordinary income and expenses	346	67	-279	-80.7	825

Ordinary profit	26,294	44,951	18,657	71.0	62,635
Underwriting gain	6,388	29,371	22,983	359.8	10,228

Extraordinary Income and Losses
Extraordinary income	13,761	3,287	-10,474	-76.1	12,361
Extraordinary losses	22,172	3,509	-18,663	-84.2	42,739

Extraordinary income and losses	-8,410	-221	8,189	—	-30,377

Income before income taxes	17,883	44,729	26,846	150.1	32,257
Income taxes and inhabitants’ taxes	19,740	22,021	2,281	11.6	16,797
Adjustment of income taxes	-15,670	-7,219	8,451	—	-8,148
Net income	13,813	29,927	16,114	116.7	23,607

Unappropriated retained earnings brought forward from the previous year	16,942	21,827	4,885	28.8	16,942
Reversal of reserve for special depreciation	143	—	-143	-100.0	143
Reversal of reserve for losses on overseas investments, etc.	0	—	-0	-100.0	0
Reversal of reserve for advanced depreciation	4	—	-4	-100.0	4
Reserve for advanced depreciation	60	—	-60	-100.0	60
Adjustment due to merger	—	—	—	—	-40
Unappropriated retained earnings at end of year	30,842	51,755	20,912	67.8	40,597

Raito	%	%			%
Net loss ratio	54.4	52.4			57.3
Net operating expense ratio	35.8	34.1			36.0

(Note)	Underwriting profit = Underwriting income – (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses

“Other income and expenses” includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

•	Net loss ratio = (Net claims paid + Loss adjustment expense) / Net premiums written X 100

•	Net operating expense ratio = (Commission and collection expenses + Operating, general and administrative expenses) / Net premiums written X 100

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich", which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Direct premiums written (including deposit premiums by policyholders)

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months ended			For the year ended
Accounts	September 30, 2001			September 30, 2002			March 31, 2002

	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	127,994	-9.1	15.4	130,070	1.6	15.8	255,832	-5.5	16.1
Hull Insurance	28,843	5.1	3.5	30,039	4.1	3.7	58,534	5.3	3.7
Personal Accident Insurance	180,921	-21.7	21.8	173,797	-3.9	21.1	340,154	-16.0	21.4
Automobile Insurance	302,812	2.5	36.6	293,844	-3.0	35.7	594,059	1.2	37.3
Compulsory Automobile
Liability Insurance	84,113	1.1	10.2	100,954	20.0	12.3	149,910	0.1	9.4
Other	103,289	2.4	12.5	93,342	-9.6	11.4	191,796	-0.6	12.1

Total	827,974	-5.8	100.0	822,048	-0.7	100.0	1,590,288	-4.2	100.0
Deposit premiums by policyholders (inclusive)	156,914	-27.7	19.0	147,750	-5.8	18.0	296,730	-20.5	18.7

Net premiums written

	(All amounts are in millions of yen.)
		Periods

	For the six months ended			For the six months ended			For the year ended
Accounts	September 30, 2001			September 30, 2002			March 31, 2002

	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	85,566	4.8	13.9	81,330	-5.0	13.1	161,572	-1.6	13.6
Hull Insurance	24,945	9.5	4.0	24,600	-1.4	4.0	49,827	6.1	4.2
Personal Accident Insurance	66,313	-6.6	10.8	65,380	-1.4	10.6	124,225	-5.0	10.5
Automobile Insurance	301,463	2.6	49.0	292,445	-3.0	47.2	591,705	1.3	49.8
Compulsory Automobile
Liability Insurance	47,461	2.4	7.7	70,625	48.8	11.4	90,513	3.2	7.6
Other	89,899	7.3	14.6	85,198	-5.2	13.7	169,361	6.1	14.3

Total	615,651	2.7	100.0	619,580	0.6	100.0	1,187,204	1.2	100.0

Net losses paid

	(All amounts are in millions of yen.)
		Periods

	For the six months ended			For the six months ended				For the year ended
Accounts	September 30, 2001			September 30, 2002				March 31, 2002

			Net loss			Net loss				Net loss
	Amount	Increase	ratio	Amount	Increase	ratio	Fluctuation	Amount	Increase	ratio

		%	%		%	%	%		%	%
Fire Insurance	24,522	-10.0	31.2	23,521	-4.1	31.1	-0.1	49,422	-12.7	32.8
Hull Insurance	15,400	34.6	66.3	10,914	-29.1	47.5	-18.8	28,282	13.5	60.1
Personal Accident Insurance	25,727	-2.1	41.9	24,654	-4.2	41.0	-0.9	51,324	-5.6	44.2
Automobile Insurance	162,661	4.2	59.2	159,234	-2.1	60.2	1.0	334,919	0.1	62.0
Compulsory Automobile
Liability Insurance	28,032	-1.1	69.1	30,004	7.0	49.6	-19.5	56,479	-0.3	74.4
Other	49,270	12.1	58.6	47,011	-4.6	58.2	-0.4	102,788	8.8	63.9

Total	305,614	4.2	54.9	295,341	-3.4	52.4	-2.0	623,216	0.3	57.3

(Note) Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

<Operating Results Forecast for the year ending March 31, 2003>

Major prerequisites of the business outlook for the following business year shall be as follows:

•	Net premiums written is estimated based on the development of past business results, reflecting effects of abolition of ceded reinsurance of compulsory automobile liability insurance by the government from April 2002 (a factor of increase in income) and the change of organization in which branches located in U.S. are changed into subsidiaries of the Company in the first half of the business year (a factor of decrease in income).

•	With regard to net claims paid, payment due to natural calamity is estimated to be \6.0 billion, predicting from the past business results.

•	With regard to outlook for asset management, it is assumed that there will be no substantial fluctuation in market interest rate, foreign exchange rate or stock prices on and after September 30, 2002.

2.     [Translation in English]

Reference Materials
for the Six Months ended September 30, 2002

November 22, 2002

Mitsui Sumitomo Insurance Company, Limited

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich", which contains a special clause of premium adjustment and refund at maturity, and the increase arising from the abolition of ceded reinsurance of compulsory automobile liability insurance by the Japanese government, is presented herein.

Semiannual Income and Loss for the Six Months ended September 30, 2002 in comparison with the corresponding Six Months of the Previous Year

	(All amounts are in millions of yen.)
	Periods

	For the six	For the six		Percentage of	For the year
	months ended	months ended		increase or	ended
Accounts	Sept. 30, 2001	Sept. 30, 2002	Fluctuation	decrease	Mar. 31, 2002

				%
Direct premiums written (including deposit premiums by policyholders)	821,864	829,210	7,345	0.9	1,578,745
Direct premiums written	664,950	681,459	16,508	2.5	1,282,014

Underwriting income	823,081	795,054	-28,027	-3.4	1,681,851
Net premiums written	609,541	606,233	-3,307	-0.5	1,175,662
Deposit premiums by policyholders	156,914	147,750	-9,163	-5.8	296,730
Underwriting expenses	702,093	663,308	-38,784	-5.5	1,451,341
Net losses paid	305,614	295,341	-10,273	-3.4	623,216
Losses adjustment expenses	29,235	29,194	-40	-0.1	56,853
Commission and brokerage expenses	106,229	109,320	3,090	2.9	207,580
Deposits to policyholders	241,973	228,626	-13,347	-5.5	523,145

Investment income	55,564	44,267	-11,296	-20.3	102,652
Interest and dividend income	68,382	59,884	-8,498	-12.4	129,222
Gain on sale of securities	19,556	15,066	-4,489	-23.0	37,922
Investment expenses	28,550	21,729	-6,821	-23.9	36,422
Loss on sale of securities	659	1,085	425	64.5	2,845
Loss on devaluation of securities	21,263	9,913	-11,350	-53.4	27,125

Operating, general and administrative expenses	122,054	109,400	-12,654	-10.4	234,929
Operating, general and administrative expenses for underwriting	114,202	101,998	-12,203	-10.7	219,808

Other ordinary income and expenses	346	67	-279	-80.7	825

Ordinary profit	26,294	44,951	18,657	71.0	62,635
Underwriting gain	6,388	29,371	22,983	359.8	10,228
Extraordinary Income and Losses
Extraordinary income	13,761	3,287	-10,474	-76.1	12,361
Extraordinary losses	22,172	3,509	-18,663	-84.2	42,739

Extraordinary income and losses	-8,410	-221	8,189	—	-30,377

Income before income taxes	17,883	44,729	26,846	150.1	32,257
Income taxes and inhabitants’ taxes	19,740	22,021	2,281	11.6	16,797
Adjustment of income taxes	-15,670	-7,219	8,451	—	-8,148
Net income	13,813	29,927	16,114	116.7	23,607

Unappropriated retained earnings brought forward from the previous year	16,942	21,827	4,885	28.8	16,942
Reversal of reserve for special depreciation	143	—	-143	-100.0	143
Reversal of reserve for losses on overseas investments, etc.	0	—	-0	-100.0	0
Reversal of reserve for advanced depreciation	4	—	-4	-100.0	4
Reserve for advanced depreciation	60	—	-60	-100.0	60
Adjustment due to merger	—	—	—	—	-40
Unappropriated retained earnings at end of year	30,842	51,755	20,912	67.8	40,597

Ratio	%	%			%
Net loss ratio	54.9	53.5			57.8
Net operating expense ratio	36.2	34.9			36.4

(Note)	Underwriting profit = Underwriting income – (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses

“Other income and expenses” includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

Net loss ratio = (Net claims paid + Loss adjustment expense) / Net premiums written × 100

Net operating expense ratio = (Commission and collection expenses + Operating, general and administrative expenses) / Net premiums written × 100

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, and the increase arising from the abolition of ceded reinsurance of compulsory automobile liability insurance by the Japanese government, is presented herein.

Direct premiums written (including deposit premiums by policyholders)

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months ended			For the year ended
Accounts	September 30, 2001			September 30, 2002			March 31, 2002

	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	127,994	-9.1	15.6	130,070	1.6	15.7	255,832	-5.5	16.2
Hull Insurance	28,843	5.1	3.5	30,039	4.1	3.6	58,534	5.3	3.7
Personal Accident Insurance	180,921	-21.7	22.0	173,797	-3.9	21.0	340,154	-16.0	21.5
Automobile Insurance	296,702	2.5	36.1	301,006	1.5	36.3	582,516	1.3	36.9
Compulsory Automobile Liability Insurance	84,113	1.1	10.2	100,954	20.0	12.2	149,910	0.1	9.5
Other	103,289	2.4	12.6	93,342	-9.6	11.2	191,796	-0.6	12.2

Total	821,864	-5.9	100.0	829,210	0.9	100.0	1,578,745	-4.2	100.0
Deposit premiums by policyholders (inclusive)	156,914	-27.7	19.1	147,750	-5.8	17.8	296,730	-20.5	18.8

Net premiums written

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months ended			For the year ended
Accounts	September 30, 2001			September 30, 2002			March 31, 2002

	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	85,566	4.8	14.0	81,330	-5.0	13.4	161,572	-1.6	13.7
Hull Insurance	24,945	9.5	4.1	24,600	-1.4	4.1	49,827	6.1	4.2
Personal Accident Insurance	66,313	-6.6	10.9	65,380	-1.4	10.8	124,225	-5.0	10.6
Automobile Insurance	295,353	2.6	48.5	299,606	1.4	49.4	580,162	1.4	49.4
Compulsory Automobile Liability Insurance	47,461	2.4	7.8	50,116	5.6	8.3	90,513	3.2	7.7
Other	89,899	7.3	14.7	85,198	-5.2	14.0	169,361	6.1	14.4

Total	609,541	2.7	100.0	606,233	-0.5	100.0	1,175,662	1.2	100.0

Net losses paid

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months				For the year ended
	September 30, 2001			ended September 30, 2002				March 31, 2002

			Net loss			Net loss				Net loss
Accounts	Amount	Increase	ratio	Amount	Increase	ratio	Fluctuation	Amount	Increase	ratio

		%	%		%	%	%		%	%
Fire Insurance	24,522	-10.0	31.2	23,521	-4.1	31.1	-0.1	49,422	-12.7	32.8
Hull Insurance	15,400	34.6	66.3	10,914	-29.1	47.5	-18.8	28,282	13.5	60.1
Personal Accident Insurance	25,727	-2.1	41.9	24,654	-4.2	41.0	-0.9	51,324	-5.6	44.2
Automobile Insurance	162,661	4.2	60.4	159,234	-2.1	58.8	-1.6	334,919	0.1	63.2
Compulsory Automobile Liability Insurance	28,032	-1.1	69.1	30,004	7.0	69.9	-0.8	56,479	-0.3	74.4
Other	49,270	12.1	58.6	47,011	-4.6	58.2	-0.4	102,788	8.8	63.9

Total	305,614	4.2	54.9	295,341	-3.4	53.5	-1.4	623,216	0.3	57.8

(Note 1)	Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

(Note 2)	The refundable premium of the automobile insurance “Modo-Rich” which contains a special clause of premium adjustment and refund at maturity:

For the six months ended September 30, 2001:	¥6,109 million
For the six months ended September 30, 2002:	-¥7,161 million
For the year ended March 31, 2002:	¥11,542 million

(Note 3)	The increase arising from the abolition of ceded reinsurance of compulsory automobile liability insurance by the Japanese government:

For the six months ended September 30, 2002:	¥20,508 million

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich", which contains a special clause of premium adjustment and refund at maturity, and the increase arising from the abolition of ceded reinsurance of compulsory automobile liability insurance by the Japanese government, is presented herein.

Breakdown of Business Expenses
(operating, general and administrative expenses + commission and brokerage expenses)

	(Billions of yen)

	For the six months ended		For the six months ended				Percentage of increase or
	September 30, 2001		September 30, 2002		Increase or decrease		decrease

	Operating, general		Operating, general		Operating, general		Operating, general
	and administrative		and administrative		and administrative		and administrative
	expenses	Underwriting	expenses	Underwriting	expenses	Underwriting	expenses	Underwriting

Personnel expenses	62.7	60.5	56.5	54.5	-6.2	-5.9	-10.0%	-9.9%
Nonpersonnel expenses	51.2	46.5	44.8	40.6	-6.3	-5.8	-12.4%	-12.6%
Taxes and contributions	8.0	7.1	8.0	6.8	-0	-0.3	-0.7%	-4.7%

Subtotal	122.0	114.2	109.4	101.9	-12.6	-12.2	-10.4%	-10.7%

Commission and brokerage expenses	106.2	106.2	109.3	109.3	3.0	3.0	2.9%	2.9%

Business expenses	228.2	220.4	218.7	211.3	-9.5	-9.1	-4.2%	-4.1%

Net business expense ratio		36.2%		34.9%		-1.3%

Condition of Payment due to Natural Disasters

	(Billions of yen)

	For the six months ended Sep. 30, 2001			For the six months ended Sep. 30, 2002

	Direct losses	Net losses	Reserve for	Direct losses	Net losses	Reserve for
	paid	paid	outstanding claims	paid	paid	outstanding claims

Fire Insurance	0.2	0.2	0.7	0.3	0.3	0.4
Automobile Insurance	0	0	0	0.1	0.1	0
Other	0	0	0.3	0.5	0.5	0.1

Total	0.3	0.3	1.1	1.0	0.9	0.5

(Note) Natural disasters occurred during the relevant period have been stated in the above list.

Damages due to Stolen Automobiles

(Billions of yen)

For the six months ended September 30, 2001			For the six months ended September 30, 2002

Number of	Direct losses	Reserve for	Number of	Direct losses	Reserve for
payment	paid	outstanding claims	payment	paid	outstanding claims

682.2	5.5	1.9	775.0	4.9	1.8

Reserve for Outstanding Claims

	(Billions of yen)

	For the six months ended		For the six months ended
	September 30, 2001		September 30, 2002		Increase or decrease

	Outstanding	Increase	Outstanding	Increase	Outstanding

Fire Insurance	30.3	-0	35.3	3.4	31.9
Hull Insurance	16.8	0.2	16.7	-1.0	17.7
Personal Accident Insurance	325	-1.3	31.6	-0.5	32.1
Automobile Insurance	203.0	-0.1	209.1	-8.5	217.7
Compulsory Automobile
Liability Insurance	20.8	0.1	21.9	0.4	21.5
Other	80.9	4.1	86.2	2.0	84.2

Total	384.5	3.0	401.1	-4.2	405.4

Reserve for Extraordinary Risks

	(Billions of yen)
	For the six months ended		For the six months ended		For the year ended
	September 30, 2001		September 30, 2002		March 31, 2002

		Reserve		Reserve		Reserve
	Outstanding	ratio	Outstanding	ratio	Outstanding	ratio

Fire Insurance	123.5	73.2%	130.7	81.6%	126.9	79.8%
Hull Insurance	41.6	83.5%	43.6	88.7%	42.6	85.6%
Personal Accident Insurance	63.8	48.1%	67.3	51.5%	65.4	52.7%
Automobile Insurance	100.3	17.0%	100.3	16.7%	89.6	15.4%
Other	79.5	44.2%	85.0	49.9%	81.9	48.4%

Total	408.9	36.5%	427.1	38.5%	406.6	37.6%

(Note)	Reserve ratio represents the ratio to net premiums written (excluding earthquake, compulsory automobile liability insurance and refundable premium of the automobile insurance “Modo-Rich”). The reserve ratio for the semiannual period represents the ratio multiplied by 0.5.

Long-Lived Assets

	(Billions of yen)
	For the six months ended	For the six months ended	For the year ended
	September 30, 2001	September 30, 2002	March 31, 2002

Long-lived assets	2,781.8	2,625.6	2,675.1

(Note)	Long-lived assets mean the aggregate outstanding amount of refundable reserve of saving-type insurance and dividend equalization reserve to policyholders, which are items of underwriting reserve.

- End -

3.  [Translation in English]

December 3, 2002

Summary of Semiannual Consolidated Financial Statements
for the Year Ending March 31, 2003

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited
Code Number:	8752
Stock Exchanges:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange
Headquarters:	Tokyo
(URL http://www.ms-ins.com)
Representative:	Hiroyuki Uemura, President & Director
Contact:	Hiroyuki Takahashi
Manager of Financial Accounting Section, Accounting Dept.
Phone number:	03-3297-6648

The Board of Directors approved the consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the “Company”) on the following date:

December 3, 2002

Whether or not the U.S. generally accepted accounting standard is adopted to be applied to the Company’s financial statements:

Adopted.

1.	Non-consolidated business results for the six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002):

(Notes)	(1)	The Company was renamed as of October 1, 2001, as a result of the merger of Mitsui Marine and Fire Insurance Company, Limited (“Mitsui”) as a subsisting company and The Sumitomo Marine & Fire Insurance Company, Limited (“Sumitomo”). In order to compare with the business results for the six months ended September 30, 2002, the business results for the six months ended September 30, 2001 are represented, in principle, by the accumulated figures of business results of Sumitomo and Mitsui without any adjustment. The business results for the year ended March 31, 2002 are represented by the accumulated figures of Sumitomo for the period from April 1, 2001 through September 30, 2001 and the Company for April 1, 2001 through March 31, 2002 without any adjustment.
		Provided, however, that net income per share, the average number of shares in issue, shareholders’ equity per share and the number of shares issued as at the end of the fiscal year and the first semiannual period are represented without accumulating business results of respective companies.
	(2)	Any amounts less than the stated unit have been disregarded and ratio is rounded to the nearest whole number. Any negative amounts appear with the mark (-). (The same shall be applied hereinafter.)

(1)	Consolidated operating results

	Ordinary income		Ordinary profit		Net income

	¥ mil	%	¥ mil	%	¥ mil	%
For the year ended September 30, 2002	950,300	0.6	44,670	73.1	29,500	235.9
For the year ended September 30, 2001	944,253	-4.5	25,800	-15.5	8,783	-57.8

For the year ended March 31, 2002	1,901,260	-0.1	62,594	2.0	18,986	-36.5

	Net income		Diluted net income
	per share		per share

For the year ended September 30, 2002	¥20.20		¥19.00
For the year ended	Sumitomo	¥4.32	Sumitomo	¥4.22
September 30, 2001	Mitsui	¥7.81	Mitsui	¥7.36

For the year ended March 31, 2002	14.44		13.66

(Notes)

(1)	Equity in earnings (losses) of affiliates:

For the six months ended September 30, 2002:	¥ —
For the six months ended September 30, 2001:	¥ —
For the year ended March 31, 2002:	¥ —

(2)	The average number of shares of common stock in issue on a consolidated basis:

For the six months ended September 30, 2002:		1,459,740,627 shares
For the six months ended September 30, 2001:	Sumitomo	662,988,039 shares
	Mitsui	757,210,181 shares
For the year ended March 31, 2002:		1,115,620,523 shares

(3)	No accounting change was made during the six months ended September 30, 2002.

(4)	The percentages presented in the column “Ordinary income”, “Ordinary profit” and “Net income” represent an increase or decrease ratio in comparison with the relevant figures for the corresponding period of the previous business year.

(2)	Consolidated financial conditions

			Shareholders'
			equity as a	Shareholders'
	Total	Shareholders'	percentage of	equity
	assets	equity	total assets	per share

	(¥ mil.)	(¥ mil.)		(¥)
As of September 30, 2002	6,702,678	1,147,652	17.1%	786.29
As of September 30, 2001				Sumitomo:	884.21
	7,174,982	1,205,717	16.8%	Mitsui:	818.12

As of March 31, 2002	7,323,905	1,269,927	17.3%	869.82

(Note)

The number of shares of common stock in issue on a consolidated basis:

For the six months ended September 30, 2002:		1,459,566,948 shares
For the six months ended September 30, 2001:	Sumitomo	662,988,039 shares
	Mitsui	757,210,304 shares
For the year ended March 31, 2002:		1,459,972,121 shares

(3)	Consolidated cash flows

				Balance of
	Cash flows from	Cash flows from	Cash flows from	cash and cash
	operating	investing	financing	equivalents at
	activities	activities	activities	end of period

	¥ mil.	¥ mil.	¥ mil.	¥ mil.
For the six months ended September 30, 2002	70,415	-82,218	-8,582	350,801
For the six months ended September 30, 2001	64,019	-7,601	-10,960	447,518

For the year ended March 31, 2002	31,007	-20,979	-42,299	372,383

(4)	Scope of consolidation

Number of consolidated subsidiaries:	27
Number of unconsolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	0

(5)	Changes in the scope of consolidation for the six months ended September 30, 2001

Number of newly consolidated subsidiaries:	1
Number of consolidated subsidiaries excluded from consolidation:	0
Number of unconsolidated subsidiaries and affiliates newly accounted for by the equity method:	0
Number of unconsolidated subsidiaries and affiliates ceased to be accounted for by the equity method:	0

2.	Consolidated operating results forecast for the Year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

	Ordinary income	Ordinary profit	Net income

	¥mil.	¥mil.	¥mil.
For the year ending March 31, 2002	1,980,000	69,000	33,000

The estimated net income per share for the year ending March 31, 2003: ¥22.60.

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

(Note)	Please refer to page 5 of the Japanese original version with respect to the preconditions and other related matters for the operating results forecast stated above.

Corporate Group

     The corporate group (the Company and related companies) consists of the Company, its 79 subsidiaries and 14 affiliates. It is an insurance and financial group carrying out the “non-life insurance business and non-life insurance related business” and “life insurance business”.

Mitsui Sumitomo Insurance Company, Limited
Non-Life Insurance Business
<23 companies> 15 subsidiaries 8 affiliates
★ Mitsui Marine & Fire Insurance Company of America <U.S.A.>
★ Sumitomo Marine & Fire Insurance Company of America <U.S.A.>
★ Mitsui Sumitomo Insurance Company (Europe), Limited <U.K.>
★ The Sumitomo Marine & Fire Insurance Co., (Europe) Limited < U.K.>
★ MSI Corporate Capital Limited <U.K.>
★ Mitsui Sumitomo Insurance (Singapore), Pte Ltd. <SINGAPORE>
★ MS Frontier Reinsurance Limited <BERMUDA>
★ Mitsui Sumitomo Reinsurance Limited <IRELAND>
★ Mitsui Sumitomo Insurance Company (Hong Kong) Limited <HONG KONG>
★ P.T. Asuransi Mitsui Marine Indonesia <INDONESIA>
★ P.T. Asuransi Sumitomo Marine & Pool <INDONESIA>
★ Mitsui Sumitomo Seguros S.A. <BRAZIL>
★ Mitsui Sumitomo Insurance (Malaysia) Bhd. <MALAYSIA>
and other 10 companies
Non-Life Insurance Business and Non-Life Insurance Related Business
<91 companies>
Non-Life Insurance Related Business
<33 companies> 30 subsidiaries 3 affiliates
☆ MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited (Automobile insurance claim survey business)
☆ InteRisk Research Institute & Consulting, Inc. (Total risk management services)
★ Mitsui Sumitomo Insurance Group Holdings (USA), Inc. <U.S.A.> (Management and operating business of subsidiaries)
★ Mitsui Sumitomo Insurance (London Management) Ltd. <U.K.> (Non-life insurance agency business and management and operating business of subsidiaries) and other 29 companies
Asset Management Related Business
<15 companies>
Investment Trust and Investment Advisory Business
<5 subsidiaries>
★ MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd. (Commissioning Business of Security Investment Trust and Investment Advisory Business) and 4 other companies
Real Estate Investment Business
<2 subsidiaries>
☆ Taisho Realty America Corporation <U.S.A.>
☆ MSI Property (U.S.A.), Inc. <U.S.A.>
Other Asset Management Related Business
<8 subsidiaries>
★ MITSUI SUMITOMO INSURANCE Venture Capital Company, Limited (Venture capital business)
☆ MITSUI SUMITOMO INSURANCE Loan Service Company, Limited (Credit guarantees and outsourcing business)
and 6 other companies
General Affairs & Administrative Outsourcing Business
<20 companies>
General Affairs Related Business
<3 companies> 2 subsidiaries 1 affiliate
☆ MSK Building Service Company, Limited (Management and operating business of real estate)
☆ MSK Shoji Company, Limited (Social welfare business)
and 1 other company
Outsourcing and Computing Related Business
<2 subsidiaries>
☆ MSK Information Service Company, Limited (Operation of computer equipment)
☆ MSK System Development Company, Limited (Development of computer software)
Training Business
<1 subsidiary >
☆ MITSUI SUMITOMO INSURANCE Agency Service Company, Limited (Education and training business for agencies of the Company)
Staff Dispatching Business
<1 subsidiary>
☆ MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited (Staff dispatching business)
Other Businesses
<13 companies> 11 subsidiaries 2 affiliates
☆ MITSUI SUMITOMO INSURANCE Care Network Company, Limited (Operation of nursing facilities and welfare businesses for elderly ) and 12 other companies
<2 companies>
Life Insurance Business
<2 subsidiaries>
★ Mitsui Sumitomo Kirameki Life Insurance Company, Limited
★ Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd.

(Notes)

1.	Marks before company names indicate the following: : consolidated subsidiary : unconsolidated subsidiary

2.	MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd. merged with MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD., Sumitomo Life Investment Co., Ltd., Sumisei Global Investment Trust Management Co., Ltd. and Sakura Investment Management Co., Ltd. as of December 1, 2002 and renamed into SUMITOMO MITSUI Asset Management Company, Limited.

3.	MM Reinsurance Company Limited changed its name into MS Frontier Reinsurance Limited as of July 12, 2002.

Management Policy

1.	Fundamental Management Policy

     As its management concept, Mitsui Sumitomo Insurance Company, Limited (the “Company”) has stated:

     Through our insurance and financial services business, we commit ourselves to the following:

•	Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society.

•	Providing the finest products and services, and realizing customer satisfaction.

•	Continuously improving our business, thereby meeting our shareholders’ expectations and earning their trust.

     The Company shall also strive to be, and maintain the corporate image of:

(1)	an insurance and financial group (aiming at the realization of a non-life insurance company in Japan having the No. 1 growth, profitability and size and, operating globally on the basis of an aggressive international strategy) which engages in non-life insurance and life insurance as its core business and at the same time dynamically develops financial services and risk related services business;

(2)	an insurance and financial group which is highly valued and trusted by customers, shareholders, agencies, and society; and

(3)	an insurance and financial group, the staff of which is full of creativity and is energetic, very fresh and innovative.

2.	Basic Profit Distribution Policy

     The Company intends to respond to support from its shareholders by paying dividends suitable for its business results and effecting a proper profit returning policy on the basis of maintaining stable dividends, while taking the future managerial environment and business developments into consideration. Given the nature of the non-life insurance business, however, the Company deems it necessary to seek to enhance its internal reserves in preparation for the occurrence of an earthquake or any other extraordinary disaster.

     Such internal reserves will be used for effective investment aimed at strengthening the managerial basis of the Company to prepare for changes in the business environment while at the same time efforts will be made to expand its collateral power.

3.	Medium- and Long-term Corporate Management Strategies and Matters to be Addressed by the Company

     In the insurance industry, presently in the midst of further severe operating conditions including contraction of the reinsurance market after the terrorist attacks in the United States following a sharp rise in reinsurance premium rates related thereto, revealed investment risks due to the sluggish stock markets, etc., it appears that competition in the industry will become more intensified and movements towards business tie-ups or reorganizations will be accelerated across borders or beyond business segments.

     Under these circumstances, in accordance with the basic management plan “MS WAVE” for business years 2001 and 2002, the Company intends to promote a risk solution business of the highest quality by producing the maximum benefits from the merger through expanded scale and improved business efficiency and also by positively utilizing managerial resources.

     Basic strategies of the basic management plan “MS WAVE” of the Company are as follows:

(1)	Strategy for achieving No. 1 growth and profitability

(1)	Innovation of the sales structure of insurance agencies, utilization of the computer system for insurance agencies, etc.;

(2)	Marketing new products matching the needs of the market, aggressive entrance into growing market;

(3)	Improvement in loss ratio, decrease in operating costs;

(4)	Reinforcement of asset management capability and financial service business; and

(5)	Reinforcement of risk related business, such as risk management.

(2)	Strategy for achieving the highest quality (Customer satisfaction, Corporate governance, Compliance)

(1)	Enhancement of customer satisfaction and realization of a superior position over competitors attributable to the highest quality products, services and response capability to customers;

(2)	Improvement of corporate governance in response to the shareholders’ and the market’s expectation;

(3)	Compliance to the fullest extent; and

(4)	Reinforcement of risk management structure.

(3)	Strategy for maximizing M-S power (Staff of Mitsui Sumitomo Insurance Company, Limited, and its agencies)

(1)	Early materialization of the merger effect by consolidating all staff in one union;

(2)	Creation of a new corporate culture, training of personnel full of creativity; and

(3)	Strategic utilization of information technology (IT).

     In addition to the strategies mentioned above, the Company is promoting business alliances aggressively for expansion of growth and profitability. Major business alliances and progresses thereof are as follows:

(1)	Strengthening of insurance business through the Mitsui and Sumitomo Group

The Company is promoting following business alliances pursuant to the “Basic Agreement Concerning Comprehensive Alliance” dated November 22, 2001 which was concluded among the Company, Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company and Sumitomo Mitsui Banking Corporation.

•	Restructuring of asset management business

Five asset management subsidiaries of the above-mentioned companies were merged on December 1, 2002 and renamed into “SUMITOMO MITSUI Asset Management Co., Ltd.”; and

•	Converging of Mitsui life and non-life insurance subsidiaries into the Company

The Company entered into the basic agreement concerning convergence of Mitsui Seimei General Insurance Co., Ltd. on June 27, 2002, insurance contracts which will expire on and after November 1, 2002 will be replaced by similar insurance products of the Company in due order, and insurance contracts in force as of November 1, 2003 will be transferred to the Company comprehensively with the approval of relevant authorities as well as the approval at the general meeting of shareholders of the Company.

(2)	Alliance with the U.S. Citi Group

The Company entered into the alliance with Citi Insurance International Holdings Inc. (“Citi Insurance”), an international insurance division of the U.S. Citi Group, and jointly established “MITSUI SUMITOMO CitiInsurance Life Insurance Co. Ltd.”. It has commenced business since October 2002. The new company is specialized in marketing variable individual pension insurance products through channels of financial institutions such as securities companies, banks, etc.

(3)	Alliance with the Nissay Group

In October, 2000 the Company reached an agreement with the Nissay Group to jointly deal with the mutual provision of products and services and with the building-up of computer systems for insurance agencies, and then in April, 2001 the Company and the Group jointly set up Insurance System Solution Inc, a company to develop and operate computer systems for insurance agencies. The Company developed a composite management system for customers and contracts of both life insurance and non-life insurance products in April 2002 for the first time in the insurance industry.

(4)	Entrance into asset valuation business

In April 2002, the Company set up a joint venture called “American Appraisal Japan Co. Ltd.” with American Appraisal Associates Inc. through InterRisk Research Institute & Consulting, Inc., which is an affiliate of the Company, and thereby entered into asset appraisal market in Japan to conduct professional valuation practice.

4.	Measures for Improvement of Management Controlling Body (i.e., for Enhancement of Corporate Governance)

     The Company has adopted an executive officer system to separate its decision-making and supervising functions of important managerial matters from its executive functions, thereby establishing a system for the execution of business in which each of the executive officers is responsible as well as making discussions at meetings of the board of directors more vigorous and the decision-making process more efficient.

     The Company has determined that the term of office of directors shall be one year so as to structure a management system capable of responding to changes with mobility and to define directors’ responsibility in management. Furthermore, the Company has also set up a personnel committee and a compensation committee as internal committees of the board of directors which will advise the board of directors on personnel matters and matters of compensation for directors and executive officers, respectively, upon delegation by the board of directors.

5.	Viewpoint and Policy, etc. related to Reduction of Investment Units

     The Company recognizes that reduction of investment units (the number of shares consisting a trading unit) is one of the effective measures to expand classes of individual investors and to enhance liquidity of stocks; however, in light of Company’s current share price level, number of shareholders, liquidity of stocks, cost effectiveness, etc., the Company considers that reduction of investment units should not be effected immediately at this point. The Company intends to deal with this matter flexibly, considering changes of the above-mentioned factors, market demand, etc.

Operating Results and Financial Position

1.	Operating results of the consolidated six months ended September 30, 2002

(1)	Operating results of the six months ended September 30, 2002

     During the six months ended September 30, 2002, ordinary income increased by ¥6 billion compared with the corresponding period of the previous year and amounted to ¥950.3 billion; and ordinary expenses decreased by ¥12.8 billion and amounted to ¥905.6 billion. As a result, ordinary profit, which is the amount calculated by deducting ordinary expenses from ordinary income increased by ¥18.8 billion and amounted to ¥44.6 billion.

The details by business segment are as follows:

(1) In non-life insurance business, as a result of the Company’s efforts to expand sales of major products such as “MOST”, a new automobile insurance product providing a vast range of compensation with substantial services attached thereto, “Home Pikaichi”, premium fire insurance product for homeowners, etc., and the abolition of ceded reinsurance of compulsory automobile liability insurance by the government, net premiums written amounted to ¥655.3 billion, and ordinary income, which is the amount calculated by adding net premiums written and investment income, etc. amounted to ¥886.9 billion. Reflecting the decrease in net claims paid and the Company’s efforts to reduce operating expenses and general and administrative expenses, ordinary expenses remained at ¥842.3 billion, and as a result, ordinary profit amounted to ¥44.5 billion.

(2) In life insurance business, Mitsui Sumitomo Kirameki Life Insurance Company, Limited, which is a subsidiary of the Company, made efforts to expand its business and the total amount of personal insurance, personal annuity insurance and group insurance in force increased, and thus life insurance premiums written amounted to ¥59.8 billion and ordinary income amounted to ¥64.6 billion. Ordinary expenses amounted to ¥64.5 billion, and as a result, ordinary profit amounted to ¥77 million.

     After adding to or deducting from the ordinary profit indicated above, extraordinary profit, extraordinary losses, income tax and resident’s tax, etc. adjustments to such taxes, and minority interest, net income for the six months ended September 30, 2002 increased by ¥20.7 billion and amounted to ¥29.5 billion.

(2)	Prospects for operating results of the consolidated business year

     With regard to operating results for the consolidated business year ending March 2003, the Company estimates ordinary income to be ¥1,980 billion, ordinary profit to be ¥69 billion and net income for the business year ending March 31, 2003 to be ¥33 billion, under the following conditions:

•	Net premiums written is estimated based on the development of past business results, reflecting effects of the abolition of ceded reinsurance of compulsory automobile liability insurance by the government from April 2002 (a factor of increase in income).

•	With regard to net claims paid, payment by the Company due to natural disaster is estimated to be ¥6 billion, predicting from the past business results as well as those of the six months ended September 30, 2002.

•	With regard to prospects for asset management, it is assumed that there will be no substantial fluctuation in the market interest rates, the foreign exchange rates or the stock prices as of September 30, 2002.

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

2.	Financial position

     The consolidated total assets of the Company at the end of the six months ended September 30, 2002 decreased by ¥621.2 billion compared with the corresponding period of the previous year and amounted to ¥6,702.6 billion as a result of decrease in unrealized holding gain on securities due to decline in the stock market, decrease in per contra acceptance and guarantee due to change of valuation method based on the market value with regard to credit derivatives, etc. The capital stock decreased by ¥122.2 billion compared with the corresponding period of the previous year and amounted to ¥1,147.6 billion due to decrease in unrealized holding gain on securities, etc.

     Cash flows for the six months ended September 30, 2002 are as follows. Cash flow from operating activities increased by ¥6.3 billion compared with the corresponding period of the previous year and amounted to ¥70.4 billion as both non-life insurance and life insurance businesses were steady. Cash flow from investment activities decreased by ¥74.6 billion compared with the corresponding period of the previous year and amounted to -¥82.2 billion due to active investment mainly through the purchase of securities. Cash flow from financial activities increased by ¥2.3 billion and amounted to -¥8.5 billion due to income from issuance of shares to minority shareholders, etc. As a result, cash and cash equivalents at the end of the six months ended September 30, 2002 decreased by ¥21.5 billion compared with the corresponding period of the previous year and amounted to ¥350.8 billion.

Semiannual Income and Loss for the Six Months ended September 30, 2002 in comparison with the corresponding Six Months of the Previous Year

	(All amounts are in millions of yen.)
	Periods

	For the six	For the six		Percentage	For the year
	months ended	months ended		of increase	ended March
Accounts	Sep. 30, 2001	Sep. 30, 2002	Fluctuation	or decrease	31, 2002

Ordinary Income and Expenses
Underwriting income	880,689	896,803	16,113	1.8	1,781,265
Net premiums written	637,349	655,398	18,048	2.8	1,234,874
Deposit premiums by policyholders	156,914	147,750	-9,163	-5.8	296,730
Life insurance premiums	51,378	59,803	8,425	16.4	120,055
Underwriting expenses	752,037	756,164	4,126	0.5	1,534,807
Net losses paid	313,704	308,424	-5,279	-1.7	641,878
Losses adjustment expenses	30,373	30,994	620	2.0	59,340
Commission and brokerage expenses	113,196	116,988	3,791	3.3	223,534
Deposits to policyholders	241,973	228,626	-13,347	-5.5	523,145
Losses incurred with life insurance	4,645	9,043	4,397	94.7	12,749

Investment income	61,634	51,709	-9,925	-16.1	116,184
Interest and dividend income	72,237	65,859	-6,378	-8.8	138,378
Gain on sale of securities	21,167	16,310	-4,857	-22.9	41,848
Investment expenses	30,529	23,496	-7,032	-23.0	40,311
Loss on sale of securities	1,820	1,725	-94	-5.2	5,071
Loss on devaluation of securities	21,862	10,044	-11,818	-54.1	28,220

Operating, general and administrative expenses	132,786	124,559	-8,227	-6.2	259,183

Other ordinary income and expenses	-1,170	-436	734	—	-553

Deferred amount under Article 113 of the Insurance Business Law	—	-813	-813	—	—

Ordinary profit	25,800	44,670	18,869	73.1	62,594

Extraordinary Income and Losses
Extraordinary income	7,783	3,123	-4,659	-59.9	6,379
Extraordinary losses	22,172	3,541	-18,630	-84.0	43,103

Extraordinary income and losses	-14,388	417	13,970	—	-36,723

Income before income taxes	11,412	44,252	32,840	287.8	25,870
Income taxes and inhabitants’ taxes	21,335	21,830	495	2.3	17,984
Adjustment of income taxes	-18,782	-7,119	11,662	—	-11,470
Minority interests	76	40	-35	-46.7	369
Net income	8,783	29,500	20,717	235.9	18,986

     Direct premiums written (including deposit premiums by policyholders)

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months ended			For the year ended
	September 30, 2001			September 30, 2002			March 31, 2002

Accounts	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	132,637	-8.2	15.6	135,933	2.5	15.7	264,485	-4.7	16.1
Hull Insurance	32,927	6.5	3.9	35,211	6.9	4.1	67,106	6.9	4.1
Personal Accident Insurance	181,232	-21.7	21.3	174,275	-3.8	20.2	340,778	-15.9	20.8
Automobile Insurance	307,960	2.7	36.2	301,028	-2.3	34.9	605,523	1.5	37.0
Compulsory Automobile Liability Insurance	84,113	1.1	9.9	100,954	20.0	11.7	149,910	0.1	9.1
Other	111,896	7.0	13.1	115,953	3.6	13.4	210,723	4.9	12.9

Total	850,768	-4.9	100.0	863,357	1.5	100.0	1,638,527	-3.2	100.0
Deposit premiums by policyholders (inclusive)	156,914	-27.7	18.4	147,750	-5.8	17.1	296,730	-20.5	18.1

     Net premiums written

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months ended			For the year ended
	September 30, 2000			September 30, 2001			March 31, 2001

Accounts	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	88,959	7.2	14.0	84,126	-5.4	12.8	166,751	-0.5	13.5
Hull Insurance	26,908	9.6	4.2	27,157	0.9	4.2	53,766	7.1	4.4
Personal Accident Insurance	66,588	-6.6	10.5	65,701	-1.3	10.0	124,717	-5.0	10.1
Automobile Insurance	307,361	2.9	48.2	300,225	-2.3	45.8	605,028	1.8	49.0
Compulsory Automobile Liability Insurance	47,461	2.4	7.4	70,625	48.8	10.8	90,513	3.2	7.3
Other	100,071	16.1	15.7	107,561	7.5	16.4	194,097	16.6	15.7

Total	637,350	4.5	100.0	655,398	2.8	100.0	1,234,875	3.1	100.0

     Net losses paid

	(All amounts are in millions of yen.)
	Periods

	For the six months ended			For the six months ended			For the year ended
	September 30, 2000			September 30, 2001			March 31, 2001

Accounts	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	25,612	-8.4	8.2	24,754	-3.3	8.0	52,156	-11.2	8.1
Hull Insurance	15,920	29.2	5.1	12,594	-20.9	4.1	29,548	12.1	4.6
Personal Accident Insurance	25,829	-2.2	8.2	24,834	-3.9	8.1	51,511	-5.8	8.0
Automobile Insurance	166,254	5.0	53.0	163,615	-1.6	53.0	342,063	0.7	53.3
Compulsory Automobile Liability Insurance	28,032	-1.1	8.9	30,004	7.0	9.7	56,479	-0.3	8.8
Other	52,055	15.5	16.6	52,621	1.1	17.1	110,119	13.0	17.2

Total	313,704	5.1	100.0	308,424	-1.7	100.0	641,878	1.3	100.0

     (Note) Any figures are amounts before the off-set of intersegment transactions.

Semiannual Consolidated Balance Sheet

					(All amounts are in millions of yen.)
	Consolidated periods

	As of		As of			As of
	September 30, 2001		September 30, 2002			March 31, 2002

Accounts	Amount	Ratio	Amount	Ratio	Fluctuation	Amount	Ratio

		%		%			%
(Assets)
Cash on hand and in banks	480,035	6.69	365,957	5.46	-114,078	415,024	5.67
Call loans	168	0.00	10,000	0.15	9,831	328	0.00
Monetary claims bought	28,737	0.40	44,058	0.66	15,321	17,774	0.24
Money trust	40,743	0.57	38,458	0.57	-2,284	38,639	0.53
Securities	4,667,659	65.05	4,769,753	71.16	102,093	4,887,186	66.73
Loans	807,289	11.25	732,717	10.93	-74,571	764,426	10.44
Real property and equipment	332,744	4.64	298,856	4.46	-33,887	309,985	4.23
Other assets	383,060	5.34	428,636	6.40	45,575	367,845	5.02
Deferred tax assets	1,089	0.01	1,450	0.02	360	1,334	0.02
Customers’ guarantees liability	458,178	6.39	36,803	0.55	-421,374	547,388	7.47
Reserve for bad debts	-24,602	-0.34	-24,000	-0.36	602	-26,018	-0.35
Reserve for investment losses	-120	-0.00	-13	-0.00	107	-8	-0.00

Total Assets	7,174,982	100.00	6,702,678	100.00	-472,304	7,323,905	100.00

(Liabilities)
Underwriting funds	4,962,444	69.16	5,010,373	74.75	47,928	4,931,667	67.34
Reserve for outstanding claims	434,646		481,037		46,390	465,029
Underwriting reserves	4,527,798		4,529,335		1,537	4,466,638
Convertible bonds	104,957	1.46	85,098	1.27	-19,859	85,098	1.16
Other liabilities	186,197	2.59	184,844	2.76	-1,352	165,176	2.26
Accrued retirement benefits	156,837	2.19	160,014	2.39	3,176	163,544	2.23
Accrued bonuses for employees	8,457	0.12	8,598	0.13	140	11,278	0.16
Reserve for loss on sale of loans	2,701	0.04	1,659	0.02	-1,041	1,619	0.02
Reserve for loss on investments in real estate	1,220	0.02	1,220	0.02	—	1,220	0.02
Reserve under the special law	18,302	0.25	20,606	0.31	2,303	20,662	0.28
Price fluctuation reserve	18,302		20,606		2,303	20,662
Deferred tax liabilities	65,858	0.92	38,561	0.57	-27,296	121,608	1.66
Guarantees outstanding	458,178	6.39	36,803	0.55	-421,374	547,388	7.47

Total Liabilities	5,965,155	83.14	5,547,780	82.77	-417,375	6,049,264	82.60

Minority Shareholders’ Interest	4,109	0.06	7,245	0.11	3,135	4,713	0.06

(Shareholders’ Equity)
Capital stock	128,473	1.79	128,476	1.92	2	128,476	1.75
Capital surplus	81,989	1.14	81,991	1.22	2	81,991	1.12
Retained earnings	424,999	5.92	401,876	6.00	-23,122	383,410	5.24
Unrealized holding gain on securities	579,184	8.07	553,604	8.26	-25,580	688,873	9.41
Translation adjustments	-8,915	-0.12	-6,438	-0.10	2,477	-1,220	-0.02

Total	1,205,731	16.80	1,159,510	17.30	-46,220	1,281,531	17.50
Treasury stock	-13	-0.00	-11,857	-0.18	-11,843	-11,603	-0.16

Total shareholders’ equity	1,205,717	16.80	1,147,652	17.12	-58,064	1,269,927	17.34

Total Liabilities and Shareholders’ equity	7,174,982	100.00	6,702,678	100.00	-472,304	7,323,905	100.00

Semiannual Consolidated Statement of Income

					(All amounts are in millions of yen.)
	Consolidated periods

	For the six months ended		For the six months ended			For the year ended
	September 30, 2001		September 30, 2002			March 31, 2002
	(April 1, 2001 -		(April 1, 2002 -			(April 1, 2001 -
	September 30, 2001)		September 30, 2002)			March 31 2002)

Accounts	Amount	Ratio	Amount	Ratio	Fluctuation	Amount	Ratio

		%		%			%
Ordinary Income and Expenses
Ordinary Income	944,253	100.00	950,300	100.00	6,047	1,901,260	100.00
Underwriting income	880,689	93.27	896,803	94.37	16,113	1,781,265	93.69
Net premiums written	637,349		655,398		18,048	1,234,874
Deposit premiums by policyholders	156,914		147,750		-9,163	296,730
Investment in income on deposit premiums, etc.	34,824		33,062		-1,761	71,226
Life insurance premiums	51,378		59,803		8,425	120,055
Decrease in underwriting reserves	—		—		—	57,627
Investment income	61,634	6.53	51,709	5.44	-9,925	116,184	6.11
Interest and dividends income	72,237		65,859		-6,378	138,378
Gain on sale of securities	21,167		16,310		-4,857	41,848
Transfer of investment income on deposit premiums, etc.	-34,824		-33,062		1,761	-71,226
Other Ordinary Income	1,928	0.20	1,787	0.19	-140	3,810	0.20

Ordinary Expense	918,452	97.27	905,630	95.30	-12,821	1,838,666	96.71
Underwriting expenses	752,037	79.65	756,164	79.57	4,126	1,534,807	80.73
Net losses paid	313,704		308,424		-5,279	641,878
Losses adjustment expenses	30,373		30,994		620	59,340
Commission and brokerage expenses	113,196		116,988		3,791	223,534
Deposits to policyholders	241,973		228,626		-13,347	523,145
Losses incurred with life insurance	4,645		9,043		4,397	12,749
Increase in reserve for outstanding claims	5,347		590		-4,756	31,668
Increase in underwriting reserves	41,315		60,358		19,042	41,253
Investment expenses	30,529	3.23	23,496	2.47	-7,032	40,311	2.12
Loss on sale of securities	1,820		1,725		-94	5,071
Loss on devaluation of securities	21,862		10,044		-11,818	28,220
Operating, general and administrative expenses	132,786	14.06	124,559	13.11	-8,227	259,183	13.63
Other ordinary expenses	3,099	0.33	2,224	0.23	-875	4,364	0.23
Deferred amount under Article 113 of the Insurance Business Law	—	—	-813	-0.08	-813	—	—

Ordinary profit	25,800	2.73	44,670	4.70	18,869	62,594	3.29

Extraordinary Income and Losses
Extraordinary income	7,783	0.83	3,123	0.33	-4,659	6,379	0.34
Decrease in reserve under the special law	1,827		56		-1,770	1,827
Price fluctuation reserve	1,827		56		-1,770	1,827
Other extraordinary income	5,956		3,067		-2,888	4,552
Extraordinary losses	22,172	2.35	3,541	0.37	-18,630	43,103	2.27
Increase in reserve under the special law	416		—		-416	2,776
Price fluctuation reserve	416		—		-416	2,776
Other extraordinary loss	21,755		3,541		-18,213	40,326

Income before income taxes	11,412	1.21	44,252	4.66	32,840	25,870	1.36
Income taxes and inhabitants’ taxes	21,335	2.26	21,830	2.30	495	17,984	0.94
Adjustment of income taxes	-18,782	-1.99	-7,119	-0.75	11,662	-11,470	-0.60
Minority interests	76	0.01	40	0.01	-35	369	0.02

Net income	8,783	0.93	29,500	3.10	20,717	18,986	1.00

Semiannual Consolidated Statements of Retained Earnings

(All amounts are in millions of yen.)

	Consolidated periods

	For the six months	For the six months
	ended September 30,	ended September 30,		For the year ended
	2001	2002		March 31, 2002
	(April 1, 2001 -	(April 1, 2002 -		(April 1, 2001 -
	September 30, 2001)	September 30, 2002)		March 31 2002)

Accounts	Amount	Amount	Fluctuation	Amount

(Capital surplus)
Balance of capital surplus at beginning of the period (year)	81,989	81,991	2	81,989
Balance of additional paid-in capital at beginning of the period	81,989	81,991	2	81,989
Increase in capital surplus	—	—	—	2
Conversion of convertible bonds	—	—	—	2
Balance of capital surplus at the end of the period (year)	81,989	81,991	2	81,991

(Retained earnings)
Balance of retained earnings at beginning of the period (year)	426,579	383,410	-43,169	426,579
Balance of consolidated retained earnings at beginning of the period	426,579	383,410	-43,169	426,579
Increase in retained earnings	8,789	29,500	20,710	19,055
Net income	8,783	29,500	20,717	18,986
Increase in retained earnings at beginning of the period due to increase in number of consolidated subsidiaries	6	—	-6	69
Decrease in retained earnings	10,369	11,033	663	62,225
Cash dividends	10,272	10,949	676	10,272
Bonuses to officers	97	84	-13	97
Adjustment due to merger	—	—	—	51,855
Balance of retained earnings at end of the period (year)	424,999	401,876	-23,122	383,410

Semiannual Consolidated Statements of Cash Flows

(All amounts are in millions of yen.)

		Periods

		For the six months	For the six months		For the year ended
		ended Sep. 30, 2001	ended Sep 30, 2002		Mar. 31, 2002
		(April 1, 2001 -	(April 1, 2002 -		(April 1, 2001 -
		September 30, 2001)	September 30, 2002)		March 31 2002)

Accounts		Amount	Amount	Fluctuation	Amount

I.	Cash flows from operating activities
	Income before income taxes	11,412	44,252	32,840	25,870
	Depreciation and amortization	11,173	11,223	50	24,378
	Increase in reserve for outstanding claims	6,700	590	-6,109	33,182
	Increase in underwriting reserves	40,704	59,745	19,040	-18,573
	Increase in reserve for bad debts	-9,987	-1,932	8,054	-8,595
	Increase in reserve for investment losses	-5	4	10	-142
	Increase in accrued retirement benefits	5,649	-3,505	-9,155	407
	Increase in accrued bonuses for employees	-244	-2,743	-2,499	2,608
	Increase in reserve for loss on sales of loans	51	40	-10	-1,031
	Increase in reserve for loss on investment in real estate	-1,089	—	1,089	-1,089
	Increase in price fluctuation reserve	-1,410	-56	1,354	949
	Interest and dividend income	-72,237	-65,859	6,378	-138,378
	Gain or loss in connection with securities (losses)	2,366	-5,137	-7,503	-10,363
	Interest expense	616	450	-165	1,263
	Exchange gains or losses (losses)	162	-75	-237	-909
	Gain or loss in connection with real estate (losses)	2,033	-1,481	-3,514	3,144
	Increase in other assets (excluding investment activities, financing activities, etc.)	-14,687	-38,252	-23,565	-6,906
	Increase in other liabilities (excluding investment activities, financing activities, etc.)	-9,760	2,465	12,225	-22,953
	Other	11,016	5,559	-5,456	12,991

	Subtotal	-17,536	5,287	22,824	-104,147
	Interest and dividends received	76,153	70,200	-5,952	143,970
	Interest paid	-77	-41	35	-1,261
	Income taxes paid	5,480	-5,031	-10,511	-7,553

	Cash flows from operating activities	64,019	70,415	6,395	31,007
II.	Cash flows from investing activities
	Net increase in bank deposits	4,605	-9,491	-14,097	7,918
	Purchases of monetary claims bought	-4,982	-2,099	2,882	-5,867
	Proceeds from sale and maturity of monetary claims bought	3,178	2,233	-945	6,287
	Payment for increase in money trust	-3,079	-2,000	1,079	-4,080
	Proceeds from decrease in money trust	8,571	1,171	-7,399	12,235
	Purchases of marketable securities	-348,230	-385,050	-36,819	-737,705
	Proceeds from sale and maturity of securities	275,231	282,206	6,975	608,882
	Loans receivable made	-99,523	-110,032	-10,509	-219,903
	Collection of loans	164,629	139,812	-24,817	325,731
	Other	6	694	687	2,551

	II (1) Subtotal	408	-82,555	-82,963	-3,950
	(I + II (1))	64,427	-12,140	-76,567	27,057
	Purchase of real property and equipment	-9,501	-3,054	6,447	-19,693
	Proceeds from sales of real property and equipment	1,433	4,161	2,728	2,516
	Payment for acquisition of shares of subsidiary due to the change in consolidation scope	—	-5	-5	—
	Other	58	-765	-823	148

	Cash flows from investing activities	-7,601	-82,218	-74,617	-20,979
III.	Cash flows from financing activities
	Redemption of convertible bonds	—	—	—	-19,854
	Issue of shares to minority shareholders	—	3,060	3,060	—
	Acquisition of treasury stock	-7	-254	-246	-11,598
	Cash dividends paid	-10,272	-10,949	-676	-10,272
	Cash dividends paid to minority shareholders	-122	-175	-53	-122
	Other	-557	-263	294	-452

	Cash flows from financing activities	-10,960	-8,582	2,377	-42,299
IV.	Effects of exchange rate changes on cash and cash equivalents	-545	-1,195	-650	1,454

V.	Increase in cash and cash equivalents	44,911	-21,582	-66,493	-30,816
VI.	Cash and cash equivalents at beginning of the period	401,475	372,383	-29,091	401,475
VII.	Increase in cash and cash equivalents in accordance with the new consolidation	1,131	—	-1,131	1,725

VIII.	Cash and cash equivalents at end of the period	447,518	350,801	-96,716	372,383

Significant Accounting Policies for Semiannual Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries 27

Mitsui Sumitomo Kirameki Life Insurance Company, Limited
MITSUI SUMITOMO INSURANCE Asset Management Company, Limited
Mitsui Sumitomo Insurance Group Holdings (USA), Inc.
Mitsui Sumitomo Insurance Company (Europe), Limited
Mitsui Sumitomo Insurance (Singapore) Pte Ltd.

Due to the fact that MITSUI SUMITOMO CitiInsurance Life Insurance Co., Ltd. newly became a subsidiary of the Company and thus it has been consolidated to the Company for the consolidated semiannual period under review.

(2)	Descriptions of unconsolidated subsidiaries

Name of major unconsolidated subsidiaries:

MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited

Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income and net income.

2.	Equity Method

As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) are negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

3.	Semiannual Accounting Periods for Consolidated Subsidiaries

Mitsui Sumitomo Insurance Group Holdings (USA), Inc. and other 22 consolidated subsidiaries close their books of account at June 30 for semiannual financial reporting purposes. In preparing for the semiannual consolidated financial statements, the semiannual financial statements as of June 30 are used, since the difference of the balance sheet date does not exceed three months.

The necessary adjustments are made for the significant transactions conducted during the period from July 1 to September 30 of the relevant year on a consolidated basis.

4.	Significant Accounting Policies

(1)	Standard and method of valuation for securities

Standard and method of valuation for securities held by the parent company and domestic consolidated subsidiaries are as follows:

(1)	Trading securities are valued at market value and cost of sales is calculated using the moving average method.

(2)	The held-to-maturity securities are valued at amortized cost.

(3)	Stocks of subsidiaries and affiliate companies are valued at the cost using the moving average method.

(4)	Marketable securities classified as other securities are valued at market value as of the semiannual balance sheet date. Net unrealized holding gains or losses are reported as a separate component of shareholders’ equity, and cost of sales is calculated using the moving average method.

(5)	Non-marketable securities classified as other securities are valued at cost using the moving average method or amortized cost method.

(6)	Securities managed as trust assets and included in the money trust that is independently managed mainly for the purpose of securities investment, is valued at the market value.

Securities held by overseas consolidated subsidiaries are valued at market value.

(2)	Standard and method of valuation for derivative transactions:

Derivative transactions are valued at the market value. Provided, however, that derivative transactions that fulfill requirements for transfer treatments permitted for foreign forward exchanges, etc. are accounted for using treatments and that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

(3)	Method of valuation of real property and equipment:

Real property and equipment held by the parent company and domestic consolidated companies are mainly depreciated at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

Real property and equipment held by overseas consolidated companies is principally depreciated at the declining balance method.

(4)	Basis for significant reserves:

(1) Reserve for bad debts

The reserve for bad debts is provided for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

With respect to receivables from obligors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables from obligors who were deemed highly possible to fall into collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables other than those stated above, reserve is provided for by the amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

The division controlling the respective assets has carried out the appraisal of all assets based on the standards for self-appraisal of assets, the business inspection division independent of the relevant division has inspected the results of the above appraisal and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

Other consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual receivables.

(2) Reserve for losses on investments

The parent company has provided for possible future losses on securities, the amount deemed necessary based on the parent company’s self-appraisal of assets is provided to reserve for investment loss.

(3) Accrued retirement benefits

Accrued retirement benefits for employees provide for an amount recognized to be paid as of the end of the semiannual period based on the estimated amount of retirement benefits and the market value of the pension plan assets at the end of the subject semiannual period.

Unrecognized prior service cost of the parent company is amortized using the straight-line method over the average remaining years of service of employees.

Unrecognized actuarial gains and losses of the parent company are amortized from the next fiscal year using the straight-line method over periods within the estimated average remaining service years of employees.

Other consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit liabilities.

(4) Accrued bonuses for employees

The parent company and consolidated subsidiaries provide for an estimated amount payable at the end of semiannual consolidated period for accrued bonuses for employees.

(5) The reserve for loss on sale of loans

The parent company provides for an estimated amount of loss on sale of loans at the end of the semiannual consolidated period in preparation for possible loss that might be incurred in the future due to a drop in the collateral value of loans sold to Cooperative Credit Purchasing Company, Ltd.

(6) Reserve for loss on investments in real estate

The parent company provides for an estimated amount of loss at the end of the semiannual period, which is prepared to be paid for possible losses incurred in connection with investment transactions of real property.

(7) Price fluctuation reserve

The parent company and life insurance consolidated subsidiaries provide for the price fluctuation reserve for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

(5)	Translation standards for significant assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date. Unrealized translation gain or loss is stated as income or loss. Assets and liabilities of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date, and income and expenses are translated into Japanese yen at the rate of the average exchange during the period. Unrealized translation gain or loss is stated as translation adjustments of the shareholders’ equity and minority interests in the accompanying consolidated financial statements.

(6)	Accounting for consumption tax, etc.:

Consumption tax, etc. is accounted under the tax exclusive method by the parent company and domestic consolidated subsidiaries except that consumption tax relating to loss adjustment expense, operating, general and administrative expenses of the parent company is accounted under the tax inclusive method. Nondeductible consumption tax in respect of assets is included in other assets payments and amortized in equal installments over a period of five years.

(7)	Accounting for significant leases:

Finance leases of the parent company and domestic consolidated subsidiaries, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

(8)	Significant hedge accounting:

The parent company applies deferred hedges to the profit and loss resulting from stock option transactions, which are to be entered into in order to hedge exchange fluctuations in connection with holding of shares. In addition, exceptional treatments of deferred hedges or interest rate swaps are applied to the interest rate swap transactions which are to be entered into in order to hedge risks arising from cash flow fluctuations of loans and bonds due to fluctuations in interest rates.

The effectiveness of hedging is judged every six-month period based on comparisons between hypothetical total of market fluctuations or cash flow fluctuations concerned with the hedging and total market fluctuations and cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Provided, however, that hedging transactions in which it is apparent that a high correlation is recognized between a hedging and the hedging vehicle and hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps, are excluded from hedging effectiveness evaluation.

(9)	Matters relating to tax-effect accounting:

Amounts of tax payment and adjustment of income taxes for the semiannual period is calculated at the amount to be paid during the six months ended September 30, 2001, on the basis of reserve and reversal of reserve for loss on overseas investments and reserve for special amortization through the method of appropriation of profits scheduled during the semiannual consolidated period.

(10)	Accounting for deferred assets under Article 113 of the Insurance Business Law:

The amount to be amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.

5.	Cash and Cash Equivalents in the Semiannual Consolidated Statements of Cash Flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

Additional Information

1.	Credit derivative transactions were stated according to guaranty of liabilities until the year ended March 31, 2002. However, it has been possible to calculate the reasonable value for the credit derivative transactions from the six months ended September 30, 2002, and such value is stated in the accompanying semiannual balance sheet. As a result, ordinary profit and net income for the six months ended September 30, 2002 decreased by ¥7,470 million, compared with those using the previous calculation method. Further, customers’ guarantees liability and guarantees outstanding decreased by ¥509,782 million, respectively.

2.	“Accounting for treasury stock and reversal of legal reserve” (Corporate Accounting Standards No.1) has been applied for the six months ended September 30, 2002. This adoption had no impact on income and loss of the six months ended September 30, 2002. Due to amendments to the Rules for Semiannual Financial Statements, the category of shareholders’ equity of the semiannual financial statements for the six months ended September 30, 2002 has been prepared in accordance with the Rules for the Semiannual Financial Statements, as amended.

Notes

(Semiannual Consolidated Balance Sheets)

1.	The accumulated amount of depreciation of real property and equipment is ¥278,528 million and the advanced depreciation of real property and equipment is ¥23,043 million.

2.	(1)	Among loans receivables, receivables from obligors who are under collapse of management are ¥59 million and receivables in delay are ¥14,644 million.

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in obligors.

	(2)	Among loans receivables, receivables in arrears for three months or more amounts to ¥860 million.

Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

	(3)	Among loans receivables, receivables to which eased loan conditions were granted amount to ¥19,234 million.

Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

	(4)	Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥34,799 million.

3.	Assets pledged as collateral comprise ¥10,541 million. This includes the security for deposits of ¥125 million as well as the substitution for the margins of futures transactions.

4.	Securities include the loan in the aggregate amount of ¥90,662 million by the agreement of loan for consumption.

5.	Other assets include deferred assets of ¥2,203 million of Article 113 of the Insurance Business Law.

6.	The outstanding loan commitments amounts to ¥530 million.

(Semiannual Consolidated Statement of Income)

1.	The details of business expenses are as follows:

Agent commission, etc:	¥118,813 million
Salaries:	¥56,905 million

Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying semiannual consolidated statement of income.

2.	“Other” of Extraordinary income is comprised of gain on disposal of real property and equipment of ¥2,982 and reversal of reserve for bad debts of ¥84 million.

3.	“Other” of Extraordinary losses is comprised of costs incurred with the merger of the parent company and domestic consolidated subsidiaries in an amount of ¥1,737 million, loss on devaluation of buildings of ¥1,013 million due to a material drop in the market price of buildings and loss on disposal of real property and equipment of ¥790 million.

(Semiannual Consolidated Statement of Retained Earnings)

     Bonuses to officers are bonuses payable for Directors.

(Semiannual Consolidated Cash Flows)

1.	Cash and cash equivalents as of September 30, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:

Cash and bank deposits:	¥365,957 million
Call loans:	¥10,000 million
Monetary claims bought:	¥44,058 million
Time deposits with maturities of more than three months:	-¥66,487 million
Monetary claims bought other than cash equivalents:	-¥3,272 million
Securities included in cash equivalents:	¥545 million

Cash and cash equivalents:	¥350,801 million

2.	Cash flows from investing activities include cash flows arising from asset management business for insurance business.

Segment Information

1.	Business segment information

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

				(Millions of yen)
	Non-life insurance	Life insurance
	business	business	Total	Eliminations	Consolidated

Ordinary income and ordinary income and expenses
(1) Ordinary income to third parties	886,052	64,626	950,679	378	950,300
(2) Intergroup ordinary income	895	—	895	895	—

Total	886,947	64,626	951,574	1,273	950,300

Ordinary expenses	842,354	64,549	906,904	1,273	905,630

Ordinary profit	44,592	77	44,670	—	44,670

(Notes)	(1)	Business segments are determined based on the actual condition of businesses in the parent company and consolidated subsidiaries.

	(2)	The major businesses in each business segment are as follows:

Non-life insurance business:	Underwriting business and asset management business for non-life insurance
Life insurance business:	Underwriting business and asset management business for life insurance

(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the six months ended September 30, 2002 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the reversal of underwriting reserves on the semiannual consolidated balance sheet, and the reversal of the reserve for outstanding claims which has been classified as ordinary income for the life insurance business segment is included in and stated as the reserve for outstanding claims on the semiannual consolidated statement of income.

2.	Geographical segment information

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

     Since the ratio of “Japan” accounts for 90% or more of the accumulation of ordinary income and the accumulation of assets of all segments, respectively, any geographical segment information is omitted to be stated.

3.	Overseas sales

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

     Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated herein.

Lease Transactions

For the six months ended
September 30, 2001
(April 1, 2001 — September 30, 2001)

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:

(Millions of yen)
Acquisition costs
Accumulated depreciation
Net book value
Equipment
5,582
4,332
1,249

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

(2)	Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:

Due in one year or less	¥795 million
Due after one year	453 million

Total	¥1,249 million

The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥570 million
Depreciation	¥570 million

(4)	Method of calculation of depreciation

Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.

2.	Future minimum lease payments operating leases outstanding as of September 30, 2001 are summarized as follows:

Due in one year or less	¥260 million
Due after one year	397 million

Total	¥658 million

For the six months ended
September 30, 2002
(April 1, 2002 — September 30, 2002)

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2002 were as follows:

(Millions of yen)
Acquisition costs
Accumulated depreciation
Net book value
Equipment
2,742
2,317
424

(Note) Same as that for the six months ended September 30, 2001.

(2)	Future minimum lease payments outstanding as of September 30, 2002 are summarized as follows:

Due in one year or less	¥303 million
Due after one year	121 million

Total	¥424 million

Same as that for the six months ended September 30, 2001.

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥292 million
Depreciation	¥292 million

(4)	Method of calculation of depreciation

Same as that for the six months ended September 30, 2001.

2.	Future minimum lease payments for operating leases outstanding as of September 30, 2002 are summarized as follows:

Due in one year or less	¥595 million
Due after one year	1,244 million

Total	¥1,840 million

For the year ended March 31, 2002
(April 1, 2001 — March 31, 2002)

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 were as follows:

(Millions of yen)
Acquisition costs
Accumulated depreciation
Net book value
Equipment
3,079
2,361
718

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

(2)	Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less	¥475 million
Due after one year	243 million

Total	¥718 million

The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥1,447 million
Depreciation	¥1,447 million

(4)	Method of calculation of depreciation

Same as that for the six months ended September 30, 2001.

2.	Future minimum lease payments for operating leases outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less	¥382 million
Due after one year	480 million

Total	¥862 million

Securities

1.	Information on held-to-maturity debt securities for which market value is available

	(Millions of yen)

	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002

	Carrying	Market	Unrealized	Carrying	Market	Unrealized	Carrying	Market	Unrealized
Types of securities	value	value	gain (loss)	value	value	gain (loss)	value	value	gain (loss)

Bonds and debentures	51,719	54,801	3,082	50	50	0	342	342	0
Foreign securities	18,952	19,332	380	4,024	4,458	433	6,006	6,606	600

Total	70,671	74,134	3,462	4,074	4,508	433	6,348	6,948	600

2.	Information on other securities for which market value is available

	(Millions of yen)

	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002

	Acquisition	Carrying	Unrealized	Acquisition	Carrying	Unrealized	Acquisition	Carrying	Unrealized
Types of securities	costs	value	gain (loss)	costs	value	gain (loss)	costs	value	gain (loss)

Bonds and debentures	1,849,696	1,944,057	94,360	2,098,921	2,184,032	85,110	2,001,557	2,066,982	65,424
Stock	966,808	1,717,556	750,747	917,760	1,609,150	691,390	934,182	1,843,020	908,838
Foreign securities	731,639	793,599	61,959	750,872	837,887	87,014	738,975	835,982	97,006
Other	34,947	34,049	–898	32,325	31,574	–750	28,251	28,573	322

Total	3,583,093	4,489,262	906,169	3,799,880	4,662,645	862,765	3,702,966	4,774,559	1,071,592

As of September 30, 2001	As of September 30, 2002	As of March 31, 2002

   The Company recognized impairment losses of ¥16,202 million for other securities for which market value is available.
Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized.	The Company recognized impairment losses of ¥8,678 million for other securities for which market value is available.
Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized.	The Company recognized impairment losses of ¥22,341 million for other securities for which market value is available.
Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized.

3.	Information on and amount of securities which are not carried at market value:

As of September 30, 2001

(1)	Held-to-maturity debt securities

Foreign securities:	¥291 million
Other:	¥21,708 million

(Note)

Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as “Other”.

(2)	Other securities

Bonds and debentures:	¥7,287 million
Stock:	¥38,899 million
Foreign securities:	¥42,339 million
Other:	¥8,876 million

(Note)

Commercial papers, etc., which are accounted for as monetary claims bought on the semiannual consolidated balance sheet, are included in “Other”.

As of September 30, 2002

(1)	Held-to-maturity debt securities

Foreign securities:	¥376 million
Other:	¥88,407 million

(Note)

Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as “Other”.

(2)	Other securities

Bonds and debentures:	¥4,953 million
Stock:	¥41,902 million
Foreign securities:	¥37,300 million
Other:	¥4,963 million

(Note)

Beneficiary rights for claimable asset fund, which are treated as monetary claims bought on the semiannual balance sheet, are included in “Other”.

As of March 31, 2002

(1)	Held-to-maturity debt securities

Foreign securities:	¥362 million
Other:	¥47,953 million

(Note)

Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as “Other”.

(2)	Other securities

Bonds and debentures:	¥4,944 million
Stock:	¥42,614 million
Foreign securities:	¥38,841 million
Other:	¥5,062 million

(Note)

Beneficiary rights for claimable asset fund, which are treated as monetary claims bought on the balance sheet, are included in “Other”.

Money Trust

1.	Held-to-maturity money trusts:

Not applicable.

2.	Money trusts other than those that are intended for investment and held-to-maturity:

As of September 30, 2001	As of September 30, 2002	As of March 31, 2002

There are no monetary trusts to be solely invested which are valued by the market value.
The monetary trust intended for joint investment represented as the acquisition costs in the semiannual balance sheet is ¥76 million.	There are no monetary trusts to be solely invested which are valued by the market value.
The monetary trust intended for joint investment represented as the acquisition costs in the semiannual balance sheet is ¥97 million.	There are no monetary trusts to be solely invested which are valued by the market value.
The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1,023 million.

Contract Amount, Market Value and Unrealized Gain(Loss) of Derivative Transactions

		(Millions of Yen)
		As of September 30, 2001			As of September 30, 2002			As of March 31, 2002

Types of		Contract	Market	Unrealized	Contract	Market	Unrealized	Contract	Market	Unrealized
Securities	Types of contracts	Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)

Currency	Forward exchange contracts
	Sales contracts:	30,670	30,839	-168	26,855	27,251	-396	31,849	32,467	-617
	Purchased contracts:	1,019	1,100	80	3,678	3,676	-2	7,002	7,009	7
	Currency option contracts
	Sales contracts:	—	—	—	3,492	1	18	3,021	0	1
		(—)			(19)			(2)
	Purchased contracts:	2,346	83	-15	3,472	2	-34	3,011	159	56
		(99)			(36)			(102)

Interest	Interest option contracts
	Sales contracts:	9,420	70	155	19,720	102	148	8,910	69	156
		(225)			(251)			(225)
	Purchased contracts:	3,000	76	-120	13,500	101	-122	3,000	73	-123
		(196)			(223)			(196)
	Interest swap contracts	65,153	220	220	52,655	192	192	54,166	309	309

Stock	Stock price index futures
	Sales contracts:	—	—	—	—	—	—	1,158	1,110	48
	Stock price index option contracts
	Sales contracts:	—	—	—	450	6	4	3,050	7	44
		(—)			(10)			(51)
	Purchased contracts:	—	—	—	—	—	—	2,700	42	-2
		(—)			(—)			(43)
	Stock price swap contracts	1,840	-94	-94	—	—	—	—	—	—

Bonds	Government bond futures
	Sales contracts:	—	—	—	280	280	-0	—	—	—
	Government bond over-the-counter option contracts
	Sales contracts:	—	—	—	9,333	3	14	7,392	1	16
		(—)			(17)			(18)

Credit	Credit derivatives
	Sales contracts:	—	—	—	533,076	-7,772	-7,772	—	—	—
	Purchased contracts:	—	—	—	23,294	77	77	—	—	—

Other	Weather derivative contracts
	Sales contracts:	65	28	59	30	20	3	9	16	9
		(87)			(24)			(26)
	Purchased contracts:	30	6	-26	1	2	0	6	14	-3
		(33)			(2)			(17)
	Other:	—	152	152	—	408	408	—	614	614
	Natural disaster derivative contracts
	Sales contracts:	130	2	2	170	7	2	190	2	5
		(5)			(10)			(7)
	Economic index derivative contracts
	Sales contracts:	0	21	—	0	—	21	0	7	14
		(21)			(21)			(21)

	Total	113,675	32,507	246	690,010	24,365	-7,436	125,466	41,905	537

(Notes)

1. Figures in parentheses of the above list represent the option premiums.

2. Any derivative transactions, to which the hedge accounting applied, are excluded.

Information of Loans Receivable under Risk Control

	(Millions of Yen)
	(A)	(B)	Fluctuation	(C)	Fluctuation
	As of Sep. 30, 2001	As of Sep. 30, 2002	(B)-(A)	As of Mar. 31, 2002	(B)-(C)

Receivables from obligors who are under collapse of management	687	59	-627	5,501	-5,441

Receivables in delay	18,626	14,644	-3,981	14,743	-99

Receivables in arrears for three months or more	601	860	258	742	117

Receivables to which eased loan conditions were granted	18,080	19,234	1,154	12,915	6,319

Total	37,996	34,799	-3,196	33,903	896

Ratio to loan balance	4.7%	4.7%	—	4.4%	0.3%

Loan balance (for reference)	807,289	732,717	-74,571	764,426	-31,708

Note: Each of the receivables means as follows:

(1)	Receivables from obligors who are under collapse of management:

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2)	Receivables in delay:

Receivables in delay mean loans receivable other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in the obligors.

(3)	Receivables in arrears for three months or more:

Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4)	Receivables to which eased loan conditions were granted:

Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

- End -

4.   [Translation in English]

December 3, 2002

To whom it may concern:

Name of the Company:	Mitsui Sumitomo Insurance Company, Limited (the “Company”)

Name of Representative:	Hiroyuki Uemura, President and Director (Securities Code No. 8752)

NOTICE REGARDING THE ACQUISITION
OF THE COMPANY’S TREASURY STOCK
(Acquisition of treasury stock of the Company pursuant to Article 210 of the Commercial Code of Japan)

     The Company hereby announces that pursuant to the resolution for the acquisition of treasury stock passed at the Ordinary General Meeting of Shareholders held on June 27, 2002, it resolved, at the meeting of the Board of Directors of the Company held today, to acquire treasury stock as follows:

Particulars

1.	Types of shares to be acquired:	Shares of common stock of the Company

2.	Total number of shares to be acquired:	7,000,000 shares (Maximum)

3.	Aggregate amount of the acquisition cost:	¥4,200,000,000 (Maximum)

4.	Acquisition period:	Until December 27, 2002

5.	Method of acquisition:	Purchases in the market by a trust and banking company pursuant to a trust agreement to be entered into with the trust and banking company

- End -

Any inquiry relating hereto should be made to:
Mitsui Sumitomo Insurance Company, Limited
Toru Hasegawa, Manager, Shareholder Relations Section
Shareholder Relations & Legal Dept
Tel: (03)3297-4694
Takuya Yoda, Manager, Corporate Communications Section
Corporate Communications Dept
Tel: (03)3297-6705

5.   [Translation in English]

December 26, 2002

To whom it may concern:

Name of the Company:	Mitsui Sumitomo Insurance Company, Limited (the “Company”)
Name of Representative:	Hiroyuki Uemura, President and Director (Securities Code No. 8752)

NOTICE REGARDING PURCHASE OF
THE COMPANY’S TREASURY STOCK IN THE MARKET
(Acquisition of treasury stock pursuant to Article 210 of the Commercial Code of Japan)

     The Company hereby announces that it has implemented purchases of shares in the market for the acquisition of treasury stock of the Company pursuant to the provisions of Article 210 of the Commercial Code of Japan as follows.

Particulars

1.	Purchase period:	From December 10, 2002 to December 25, 2002

2.	Number of shares purchased:	7,000,000 shares

3.	Aggregate amount of purchase costs:	¥3,607,772,000

4.	Method of the purchases:	Purchases in the market on the Tokyo Stock Exchange

(Reference 1)		Contents of the acquisition of treasury stock, which was resolved at the 85th ordinary general meeting of shareholders held on June 27, 2002:
	•	Class of shares purchased:	Common stock of the Company
	•	Total number of shares purchased:	8,000,000 shares (Maximum)
	•	Aggregate amount of purchase costs:	¥6,500,000,000 (Maximum)

(Reference 2)		Contents of the acquisition of treasury stock, which was resolved at the meeting of the Board of Directors held on December 3, 2002:
	•	Class of shares purchased:	Common stock of the Company
	•	Total number of shares purchased:	7,000,000 shares (Maximum)
	•	Aggregate amount of purchase costs:	¥4,200,000,000 (Maximum)

(Reference 3)		Aggregate number of treasury stock of the Company purchased on or before December 25, 2002:
	•	Total number of shares purchased:	7,000,000 shares
	•	Aggregate amount of purchase costs:	¥3,607,772,000

- End -

Any inquiry relating hereto should be made to:
Mitsui Sumitomo Insurance Company, Limited
Toru Hasegawa, Manager, Shareholder Relations Section
Shareholder Relations & Legal Dept
Tel: (03)3297-4694
Takuya Yoda, Assistant General Manager,
Corporate Communications Dept
Tel: (03)3297-6705